EXHIBIT 99.1

Notice of Meeting

and

Management Information Circular

for the

Annual and Special Meeting of Shareholders

Tuesday, April 8, 2014
at 4:00 pm (Toronto time)
______________________

The Design Exchange, 234 Bay Street
Toronto-Dominion Centre, Toronto, Ontario M5K 1B2

FIRSTSERVICE CORPORATION

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

THIS BOOKLET EXPLAINS:

•	Details of the matters to be voted upon at the annual and special meeting (the "Meeting") of shareholders of FirstService Corporation ("FirstService"); and

•	How to exercise your vote even if you are unable to attend the Meeting.

THIS BOOKLET CONTAINS:

•	The notice of annual and special meeting of shareholders (the "Notice of Meeting");

•	A management information circular (the "Circular"); and

•	A form of proxy (a "Form of Proxy") that you may use to vote your shares without attending the Meeting.

This Circular and Form of Proxy are furnished in connection with the solicitation of proxies by or on behalf of the management of FirstService for use at the Meeting to be held on Tuesday, April 8, 2014, at 4:00 p.m. (Toronto time).

At the Meeting, management will report on FirstService's performance for the fiscal year ended December 31, 2013 and FirstService's plans for the coming year. The Meeting will deal with, among other things, the usual matters of governance, including the presentation of financial results, the election of directors and the appointment of auditors. Your presence, or at least your vote if you are unable to attend in person, is important.

REGISTERED SHAREHOLDERS

A Form of Proxy is enclosed that may be used to vote your shares if you are unable to attend the Meeting in person. Instructions on how to vote using this Form of Proxy are found in the Circular.

NON-REGISTERED BENEFICIAL SHAREHOLDERS

If your shares are held on your behalf, or for your account, by a broker, securities dealer, bank, trust company or similar entity (an "Intermediary"), you may not be able to vote unless you carefully follow the instructions provided by your Intermediary with this booklet.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by FirstService is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "US Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the US Exchange Act.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders of FirstService Corporation ("FirstService") will be held at The Design Exchange, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario M5K 1B2 on Tuesday, April 8, 2014, at 4:00 p.m. (Toronto time) for the following purposes

1.	to receive the audited consolidated financial statements of FirstService for the fiscal year ended December 31, 2013 and the report of the auditors' thereon;

2.	to appoint PricewaterhouseCoopers LLP as independent auditors of FirstService and to authorize the directors to fix their remuneration;

3.	to elect the directors of FirstService for the ensuing year;

4.
to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving an amendment to the FirstService Stock Option Plan, as amended, to increase the maximum number of Subordinate Voting Shares reserved for issuance pursuant to the exercise of stock options granted thereunder, all as more particularly set forth and described in the Management Information Circular (the "Circular") accompanying this notice; and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The board of directors of FirstService has fixed the close of business on Friday, March 7, 2014 as the record date for determining shareholders of record who are entitled to receive notice of the Meeting and to attend and vote at the Meeting, or at any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy to TMX Equity Transfer Services, 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, or by facsimile to (416) 595-9593, or complete the form of proxy by such other method as is identified, and pursuant to any instructions contained, in the form of proxy. In order to be valid for use at the Meeting, proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting, either in person or by proxy.

Further information with respect to voting by proxy is included in the accompanying Circular.

DATED at Toronto, Ontario this 28th day of February, 2014.

By Order of the Board of Directors

DOUGLAS G. COOKE Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

APRIL 8, 2014

GENERAL PROXY MATTERS

Introduction

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management ("Management") of FirstService Corporation ("FirstService") and its board of directors (the "Board") for use at the annual and special meeting of shareholders of FirstService (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting (the "Notice of Meeting"), and at any adjournment(s) or postponement(s) thereof. The Circular's purpose is to:

•	explain how you, as a shareholder of FirstService, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;

•	request that you authorize the Chair of the Board (or his alternate) to vote on your behalf in accordance with your instructions set out on the accompanying form of proxy;

•	inform you about the business to be conducted at the Meeting, including the election of directors of FirstService and the appointment of independent auditors of FirstService for the coming year; and

•	give you some important background information to assist you in deciding how to vote.

A copy of this Circular is available at www.sedar.com.

Unless otherwise specifically stated, all information set forth herein is given as at February 28, 2014. In this Circular, references to "$", "C$" and "Canadian dollars" are to the lawful currency of Canada and references to "US$" and "United States dollars" are to the lawful currency of the United States of America. All dollar amounts herein are in Canadian dollars, unless otherwise stated. The address of the registered office of FirstService is 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4.

Live Webcast of the Meeting

Shareholders who are unable to attend the Meeting in person have the opportunity to listen to a live webcast of the Meeting. The details concerning the live webcast will be provided on FirstService's website at www.firstservice.com prior to the Meeting. Shareholders unable to listen to the live webcast will also be able to listen to a recorded version of the Meeting at a later date, as one will be made available on FirstService's website.

Solicitation of Proxies

The form of proxy accompanying this Circular is being solicited on behalf of Management in connection with the Meeting. The solicitation of proxies will be primarily by mail, but some proxies may be solicited by newspaper publication, personal interviews, email, telephone or facsimile communication by directors, officers or employees (or representatives thereof) of FirstService, who will not be specifically compensated therefor, or agents of FirstService who will be specifically compensated therefor. All costs of the solicitation will be borne, directly or indirectly, by FirstService. As of the date hereof, no agent of FirstService has been engaged to solicit proxies.

FirstService is sending this Circular and related Meeting materials directly to non-objecting beneficial owners under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

Information For Non-Registered Shareholders

Holders of Shares who are Non-Registered Shareholders

Subject to applicable laws, the only shareholders entitled to vote at the Meeting are those whose names have been entered into FirstService's register as holders of voting shares (each a "Registered Shareholder"). However, the shares of the majority of voting shareholders are registered in the name of nominee accounts, usually The Canadian Depository for Securities Limited ("CDS"). CDS acts as clearing agent for brokers and other intermediaries (the "Intermediaries") who, in turn, act on behalf of the holders of voting shares (the "Non-Registered Shareholders").

As a result, Non-Registered Shareholders can only exercise their rights as beneficial owners of voting shares through CDS or a participant in the CDS depository service. This means that in order for Non-Registered Shareholders to exercise their rights to vote their shares at the Meeting, they must provide voting instructions to the Registered Shareholder. If Non-Registered Shareholders wish to vote their shares, they must carefully review and follow the voting instructions provided by their Intermediary.

Delivery of Voting Instructions by Non-Registered Shareholders

Applicable regulatory policies require Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholder meetings. Each Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure their shares are voted at the Meeting. Generally, Non-Registered Shareholders who receive meeting materials will be given either:

(a)
a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. This form of proxy need not be signed by the Non-Registered Shareholder. In this case, the Non-Registered Shareholder who wishes to submit a proxy should complete the rest of the form of proxy and deliver the proxy in accordance with the instructions provided by the Intermediary; or

(b)
a voting instruction form which must be completed and signed by the Non-Registered Shareholder in accordance with the directions on the voting instruction form and returned to the Intermediary or its service company. In some cases, the completion of the voting instruction form by telephone, the internet or facsimile is permitted.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares that they beneficially own. These procedures do not permit a Non-Registered Shareholder to vote shares in person at a Meeting.

Voting in Person by Non-Registered Shareholders

A Non-Registered Shareholder who receives a form of proxy or a voting instruction form and wishes to vote at the Meeting in person should strike out the names of the persons designated in the form of proxy and insert the Non-Registered Shareholder's name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

Execution and Deposit of Proxy by Registered Shareholders

If a shareholder is an individual, the form of proxy must be executed by the shareholder or a duly authorized attorney of the shareholder. If a shareholder is a corporation or other form of entity, the form of proxy must be executed by a duly authorized attorney or officer of the corporation or other form of entity. Where a form of proxy is executed by an attorney or officer of a corporation or other form of entity, the authorizing documents (or notarized copies thereof) should accompany the form of proxy. To be valid, an executed form of proxy must be received at the offices of TMX Equity Transfer Services, 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, if sent by facsimile, to (416) 595-9593, or if by such other method as is identified in the form of proxy, in accordance with the instructions set out in the form of proxy, in any case, not later than 4:00 p.m. (Toronto time) on Friday, April 4, 2014 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting. The Chair of the Meeting retains the discretion to accept proxies filed subsequently.

Manner Proxies Will Be Voted

The shares represented by the accompanying form of proxy will be voted or be withheld from voting, as the case may be, on any ballot that may be called for at the Meeting and, subject to the provisions of the Business Corporations Act (Ontario) ("OBCA"), where a choice is specified in respect of any matter to be acted upon, will be voted in accordance with the specification made. If you have NOT specified how to vote on a particular matter, your proxyholder is entitled to vote your shares as he or she sees fit. Please note that if your form of proxy does not specify how to vote on any particular matter, and if you have authorized either of the persons named therein to act as your proxyholder (by leaving the line for the proxyholder's name blank on the form of proxy), your shares will be voted at the Meeting as follows:

•	FOR the election of the eight nominees to the board of directors of FirstService, those nominees being seven of the current directors of FirstService and one new nominee;

•
FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, as independent auditors of FirstService and to authorize the board of directors of FirstService to fix the auditors' remuneration; and

•
FOR approving the amendment to the FirstService stock option plan to increase the maximum number of Subordinate Voting Shares reserved for issuance pursuant to the exercise of stock options granted thereunder.

For more information on these matters, please see the section entitled "Business of the Meeting" below. If any other matters properly arise at the Meeting that are not described in the Notice of Meeting, or if any amendments are proposed to the matters described in the Notice of Meeting, your proxyholder is entitled to vote your shares as he or she sees fit. The Notice of Meeting sets out all the matters to be determined at the Meeting that are known to Management as of February 28, 2014.

Alternate Proxy

Each shareholder has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a shareholder, to attend and act for him or her and on his or her behalf at the Meeting. Any shareholder wishing to exercise such right may do so by striking out the names of the Management nominees and inserting in the blank space provided in the accompanying form of proxy the name of the person whom such shareholder wishes to appoint as proxy, or by duly completing another proper form of proxy and depositing the same with TMX Equity Transfer Services in the manner and within the time period specified under "Execution and Deposit of Proxy by Registered Shareholders" above. The proxyholder may attend and act for the shareholder at the Meeting and any adjournment(s) or postponement(s) thereof.

Revocability of Proxy

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder attending the Meeting, duly executing another form of proxy bearing a later date and depositing it before the specified time, or may be made by written instrument revoking such proxy executed by the shareholder or by his or her attorney authorized in writing and deposited either at the registered office of FirstService at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. If such written instrument is deposited with the Chair of the Meeting on the day of the Meeting or any adjournment thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Quorum

The by-laws of FirstService provide that the presence of any two shareholders entitled to vote at the Meeting, whether present in person or represented by proxy, constitutes a quorum. If a quorum is present at the opening of the Meeting, the shareholders present or represented by proxy may proceed with the business of the Meeting, notwithstanding that a quorum is not present throughout the Meeting.

Authorized Capital, Outstanding Shares and Principal Holders Thereof

The authorized capital of FirstService consists of an unlimited number of preference shares, issuable in series, an unlimited number of subordinate voting shares (the "Subordinate Voting Shares") and an unlimited number of multiple voting shares (the "Multiple Voting Shares", and together with the Subordinate Voting Shares, the "Common Shares"). The holders of Subordinate Voting Shares are entitled to one (1) vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of FirstService. The holders of Multiple Voting Shares are entitled to twenty (20) votes in respect of each Multiple Voting Share held at all meetings of the shareholders of FirstService. Voting at the Meeting will be by show of hands, except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the Meeting.

As at February 28, 2014, FirstService has outstanding 34,620,988 Subordinate Voting Shares (having 56.6% of the total votes attached to all Common Shares) and 1,325,694 Multiple Voting Shares (having 43.4% of the total votes attached to all Common Shares). Only those holders of outstanding Common Shares of record at the close of business on March 7, 2014 (the "Record Date") are entitled to vote at the Meeting or any adjournment(s) thereof. Each shareholder will be entitled to vote with respect to such number of Common Shares shown as registered in his, her or its name on the list of shareholders as of the Record Date prepared by FirstService, which list is available for inspection by shareholders at the Meeting or, after the 10th day following the Record Date, during usual business hours at the registered office of FirstService or the office of the registrar and transfer agent of the Subordinate Voting Shares and/or Multiple Voting Shares.

The following table sets forth the only persons who, to the knowledge of the directors and executive officers of FirstService, beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding Subordinate Voting Shares or Multiple Voting Shares, the approximate number of outstanding Subordinate Voting Shares and Multiple Voting Shares beneficially owned, or controlled or directed, directly or indirectly, by such persons and the percentage of outstanding Subordinate Voting Shares and Multiple Voting Shares and votes represented by the number of Subordinate Voting Shares and Multiple Voting Shares so owned or controlled or directed:

	Number of Shares Owned or Controlled or Directed		Percentage of		Percent of
	Subordinate Voting Shares	Multiple Voting Shares	Subordinate Voting Shares	Multiple Voting Shares	Total Common Shares	Total Votes
Jay S. Hennick (1) Toronto, Ontario	2,273,526	1,325,694	6.6%	100.0%	10.01%	47.1%
___________
Note:
(1)
2,273,491 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares are held by Henset Capital Inc., a corporation controlled by Mr. Hennick, and 35 Subordinate Voting Shares are held by Mr. Hennick directly.

Certain Rights of Holders of Subordinate Voting Shares

The following is a summary of the rights attaching to the Subordinate Voting Shares in the event that a take-over bid is made for Multiple Voting Shares. Reference should be made to the articles of FirstService for the full text of these provisions.

If a take-over bid (as defined in the Securities Act (Ontario)) is made to the holders of the Multiple Voting Shares, each Subordinate Voting Share shall become convertible into a Multiple Voting Share at the option of the holder thereof at any time during the period commencing on the eighth day after the date on which the offer is made and ending on the last date upon which holders of Multiple Voting Shares will be entitled to accept the offer. However, this conversion right shall not come into effect if:

(a)
an identical offer is made concurrently to purchase Subordinate Voting Shares (if any are then issued and outstanding), which offer has no condition attached to it other than the right to not take-up and pay for shares tendered if no shares are purchased pursuant to the take-over bid for Multiple Voting Shares;

(b)
holders of more than 50% of the issued and outstanding Multiple Voting Shares deliver a certificate or certificates to FirstService's transfer agent certifying that such holders will not deposit such Multiple Voting Shares under the take-over bid therefor; or

(c)	the take-over bid for Multiple Voting Shares is not completed by the offeror.

The articles of FirstService provide that a holder of Multiple Voting Shares is entitled at any time and from time to time to convert all or any part of the Multiple Voting Shares held by such holder into Subordinate Voting Shares on a share-for-share basis, upon irrevocable notice.

Jay S. Hennick and Henset Capital Inc. (the "Multiple Voting Shareholder") are subject to an agreement (the "Trust Agreement") with The Equitable Trust Company (the "Trustee") and FirstService in order to provide the holders of Subordinate Voting Shares with certain additional rights in the event that a take-over bid, having certain characteristics, is made for the Multiple Voting Shares. Under applicable securities law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares.

The Trust Agreement prevents the sale, directly or indirectly, of Multiple Voting Shares owned by the Multiple Voting Shareholder pursuant to a take-over bid at a price per share in excess of 115% of the then current market price of the Subordinate Voting Shares as determined under such legislation. This prohibition does not apply if: (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer identical in all material respects is made concurrently to purchase Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take-up and pay for shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; or (b) there is a concurrent unconditional offer to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares.

The Trust Agreement provides, among other things, that prior to any direct or indirect transfer of any or all of the Multiple Voting Shares owned by the Multiple Voting Shareholder to any party other than a member of the Hennick Family (as defined below), the transferred Multiple Voting Shares will be automatically converted to Subordinate Voting Shares. The Trust Agreement does not prevent certain indirect sales resulting from the transfer of shares of a corporation which, directly or indirectly, controls or is controlled by the Multiple Voting Shareholder or FirstService where the transferor and transferee are members of the Hennick Family and the transferee is the spouse or child of the transferor and where the sale is otherwise made in accordance with applicable law. The phrase "Hennick Family" is defined to mean: (i) Jay S. Hennick; (ii) the spouse, children or estate of Jay S. Hennick; (iii) a trust, the sole beneficiaries of which are any of the foregoing; and (iv) any and all corporations or entities which are directly or indirectly controlled by any of the foregoing.

The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the rights thereunder on behalf of the holders of the Subordinate Voting Shares. No holder of Subordinate Voting Shares has the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares after provision of reasonable funds and indemnity to the Trustee.

Holders of Subordinate Voting Shares may have additional rights under applicable securities legislation in the event of a take-over bid.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance practices to be an important factor in the overall success of FirstService. Under National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines Practices (collectively, the "Corporate Governance Rules"), FirstService is required to disclose information relating to its corporate governance practices as set out below. FirstService is committed to adopting and adhering to corporate governance practices that either meet or exceed applicable corporate governance standards. FirstService believes that its corporate governance practices should be compared to the highest standards currently in force and applicable to it as well as to best market practices.

In addition, FirstService believes that director, officer and employee honesty and integrity are important factors in ensuring good corporate governance, which in turn improves corporate performance and benefits all shareholders. To that end, the Board has adopted a Code of Ethics and Conduct, which code applies to all directors, officers and employees of FirstService and its subsidiaries, and a Financial Management Code of Ethics and Conduct, which code applies to officers, senior management and senior financial and accounting personnel of FirstService and its subsidiaries. The Code of Ethics and Conduct and the Financial Management Code of Ethics and Conduct can each be viewed on FirstService's website (www.firstservice.com). Any deviations from the Code of Ethics and Conduct are required to be reported to an employee's supervisor and, if appropriate, FirstService's Chief Financial Officer and the Board. Any deviations from the Financial Management Code of Ethics and Conduct are required to be reported to the Director, Compliance and Risk Management, the Chief Executive Officer (the "CEO") and/or the Chair of the Audit Committee of the Board. Furthermore, FirstService maintains an ethics hotline, FirstLine, and an ethics hotline policy in which any director, officer and employee of FirstService or its subsidiaries has a responsibility to report any activity or suspected activity of which he or she may have knowledge relating to the integrity of FirstService's financial reporting or which otherwise might be considered sensitive in preserving FirstService's reputation. All reports made to the ethics hotline are reviewed by the Audit Committee.

Board Composition

The Board is currently comprised of eight members, seven of which were elected at FirstService's annual meeting of shareholders held in 2013, and Michael Stein, who was appointed by the Board as a director on December 12, 2013. A majority of the Board is comprised of independent directors. Six of the current eight members of the Board (or 75%), being David R. Beatty, Brendan Calder, Peter F. Cohen, Bernard I. Ghert , Michael D. Harris and Michael Stein, are considered by the Board to be independent directors within the meaning of the Corporate Governance Rules as each has "no direct or indirect material relationship" with FirstService. The other two Board members are not independent directors within the meaning of the Corporate Governance Rules: Jay S. Hennick is a member of management of FirstService and Steven S. Rogers has been, within the last three years, a member of management of a subsidiary company. In deciding whether a particular director is or is not an independent director, the Board examined the factual circumstances of each director and considered them in the context of many factors. Seven nominees for election to the Board at the Meeting are current members of the Board. Frederick F. Reichheld is a new director nominee and Steven S. Rogers is not standing for re-election as a director at the Meeting. If elected, Mr. Reichheld will be considered by the Board to be an independent director, and accordingly, following the Meeting, seven of the eight members of the Board will be independent. The Board has adopted a majority voting policy for the election of directors. See "Business of the Meeting – Election of Directors".

In 2013, the Board adopted a policy relating to a director's tenure and priorities. Under this policy, upon a FirstService director reaching the age of 75, and on each anniversary thereafter for so long as such individual continues to serve as a director, such director must tender his or her written resignation from the Board to the Nominating and Corporate Governance Committee (the "Governance Committee"). The Governance Committee will, within 30 days, consider the resignation offer and will recommend to the Board whether or not to accept it. The Board will thereafter act on the Governance Committee's recommendation within 30 days. If a resignation is accepted, it will be effective either: (i) prior to the commencement of the next annual meeting of FirstService's shareholders at which directors are to be elected; or (ii) upon acceptance of such offer of resignation by the Board, as determined by the Board. The foregoing applies to all current and future directors of FirstService, other than Bernard I. Ghert, who was exempted by the Board after having regard to his age and his past service as a director and Chair of the Audit Committee of FirstService. In addition, this policy provides that upon initially becoming a director of FirstService, and at each annual Board meeting occurring immediately prior to the annual meeting of FirstService's shareholders at which directors are to be elected, each director will represent to the Board that membership on the Board and the carrying out of such director's Board and committee duties is one of such director's "top three" priorities and that such director's personal or professional circumstances do not adversely affect such director's ability to effectively serve as a director of FirstService.

The Board recognizes the importance of independent leadership on the Board, as evidenced by its designation of Peter F. Cohen, an independent director, as Lead Director in February 2003. In May 2005, Mr. Cohen was appointed Chair of the Board, thereby separating the roles of Chair and CEO. Mr. Hennick, FirstService's previous Chair, continues as the CEO of FirstService. As Chair of the Board, Mr. Cohen provides leadership to directors in discharging their mandate, including by leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time, promoting cohesiveness among the directors and being satisfied that the responsibilities of the Board and its committees are well understood by the directors. The Chair of the Board is responsible for taking all reasonable measures to ensure that the Board fully executes its responsibilities. The Board does not have a written mandate, but rather has developed a formal position description for the Chair of the Board, the full text of which is attached as Exhibit A to FirstService's Management Information Circular dated May 16, 2006 which is available on SEDAR at www.sedar.com. The position description for the Chair of the Board provides, among other things, that the Chair will: (i) ensure that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of FirstService; (ii) ensure the Board has the opportunity, at each regularly scheduled meeting, to meet separately without non-independent directors and management personnel present; and (iii) in conjunction with the relevant committee of the Board (and its Chair), review and assess the directors' meeting attendance records and the effectiveness and performance of the Board, its committees (and their Chairs) and individual directors.

Board Equity Ownership Policy

In April 2003, the Board approved a policy requiring that each director own at least US$100,000 worth of shares of FirstService (subject to adjustment for share reorganizations). Such shares must be held at all times during the period that they are directors. Newly elected or appointed directors are permitted two years within which to attain the minimum ownership amount. All existing directors of FirstService currently comply with this policy. In addition, all current directors of FirstService own securities of FirstService having a value of at least three times the amount of the cash retainer paid to non-employee directors. See the biographies, and the footnotes thereto, of each director nominee set out under "Business of the Meeting – Election of Directors".

Board and Committee Process

In addition to having a Board comprised of a majority of independent directors, FirstService has adopted a variety of structures to allow for the independence of the Board from Management. Those structures include the appointment in May 2005 of Peter F. Cohen, an independent director, as Chair of the Board with a mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of Management, the practice of having the independent members of the Board or its committees meet as a group (with no members of Management, including the CEO, present) regularly at every Board meeting and committee meeting (5 such Board meetings and 10 such committee meetings took place in the fiscal year ended December 31, 2013), and members of the Board and its committees having the opportunity to initiate discussions with senior Management without the CEO present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the Board and its committees and Management by the Governance Committee, which is composed entirely of independent directors. The Board believes that it and its committees have functioned, and continue to function, independently of Management.

FirstService's CEO reports formally to the Board, and, where appropriate, to its committees, as well as less formally through discussions with members of the Board and its committees, to advise the Board and its committees on a timely basis of courses of action that are being considered by Management and are being followed. The Board exercises its responsibility for oversight through the approval of all significant decisions and initiatives affecting FirstService. The Board is satisfied that FirstService's CEO has reported to, and sought the consent of, the Board where necessary and appropriate. The Board has developed a formal position description for the CEO, the full text of which is attached as Exhibit B to FirstService's Management Information Circular dated May 16, 2006 which is available on SEDAR at www.sedar.com. The position description for the CEO provides that the CEO has the primary responsibility for the management of the business and affairs of FirstService. As such, the CEO establishes the strategic and operational orientation of FirstService and, in so doing, provides leadership and vision for the effective overall management, profitability, increase in shareholder value and growth of FirstService and for conformity with policies agreed upon by the Board. The CEO is directly accountable to the Board for all activities of FirstService. The Board has not approved formal corporate objectives which the CEO is responsible for achieving; however, the Board and the CEO engage in regular dialogue regarding the performance of the senior management team, including the CEO, in achieving FirstService's strategic objectives as determined by Management and the Board.

Management, working with the Board and the Governance Committee, provides an orientation program for new directors and a continuing education program for all directors to familiarize and update them with respect to FirstService and its businesses. Prior to agreeing to join the Board, new directors are given a clear indication of the workload and time commitment required. The Chair of the Board ensures the orientation program is carried out as directed by the Nominating and Governance Committee. New directors to FirstService have generally been executives with extensive business experience. Orientation for these individuals is provided through a review of past Board materials and other private and public documents concerning FirstService and visits to certain of FirstService's businesses and offices. On a continuing basis, management of FirstService and its divisions provide periodic presentations for the Board to ensure that directors are fully informed of FirstService operations, major business trends and industry practices, and directors are free to contact the CEO, the President, the Chief Financial Officer and other members of Management at any time to discuss any aspect of FirstService's businesses.

The Board, either directly or through Board committees, is responsible for overseeing the business and affairs of FirstService and for approving the overall direction of FirstService, in a manner which is in the best interests of FirstService and its shareholders. At least four regular meetings and one strategy meeting of the Board are scheduled each year at which the directors review in detail the financial statements, operating reports, forecasts, future prospects, budgets and reports from the committees of the Board and from Management. The frequency of meetings as well as the nature of agenda items changes depending upon the state of FirstService's affairs and in light of opportunities or issues that FirstService may face. There were five Board meetings held during the fiscal year ended December 31, 2013. The meeting agenda is circulated in advance to all directors, meetings are scheduled well in advance and a core agenda of items, together with a book of materials, is circulated prior to each meeting.

Certain directors and executive officers of FirstService are engaged in and will continue to engage in activities outside FirstService, and as a result, certain directors and executive officers of FirstService may become subject to conflicts of interest. The OBCA provides that in the event that a director or executive officer has an interest in a contract or proposed contract or agreement, the director or executive officer shall disclose his or her interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the OBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the OBCA.

During fiscal 2013, none of the proposed nominees for election to the Board at the Meeting have served together as directors on the boards of other companies or as trustees for other entities. Please see the biographies under "Business of the Meeting – Election of Directors" for the name of each publicly traded issuer's board (other than FirstService's) on which the nominees for election to the Board at the Meeting are currently, or were during the past five years, members.

Proportionate Representation

FirstService is controlled by Jay S. Hennick who, directly or indirectly, owns, controls or directs 6.6% of the total outstanding number of Subordinate Voting Shares and 100.0% of the total outstanding number of Multiple Voting Shares (10.01% of total outstanding number of Common Shares; 47.1% of total votes of all Common Shares). 89.99% of the outstanding Common Shares and 52.9% of the votes of all Common Shares are held by shareholders other than FirstService's significant shareholder. Six of the current eight directors (seven of the directors nominees to be elected at the Meeting), or 75.0% of the total number of current directors (87.5% of the total number of director nominees to be elected at the Meeting), are independent directors and are, therefore, free from any relationships with the significant shareholder. The Board believes that the membership on the Board of these six current directors (and, after the Meeting, the seven directors) fairly reflects the investment in FirstService by shareholders other than FirstService's significant shareholder.

Board Committees

The Board has three standing committees: the Audit Committee, the Executive Compensation Committee (the "Compensation Committee") and the Governance Committee. The roles of these committees are outlined below. Each committee reviews and assesses its mandate at least annually and has the authority to retain special legal, accounting or other advisors. From time to time ad hoc committees of the Board may be appointed. As the Board has plenary power, any responsibility which is not delegated to Management or a Board committee remains with the Board. The Board has not developed a formal position description for the Chair of any standing committee. However, the Board has developed a committee mandate for each standing committee which is sufficiently detailed and contains appropriate information to delineate the role and responsibilities of the applicable committee, and thereby the Chair of the applicable committee. The committee mandates are published on FirstService's website (www.firstservice.com). The Board delineates the role and responsibilities of the Chair of the Audit Committee, the Compensation Committee and the Governance Committee by tasking the Chair of the applicable committee with taking all reasonable measures to ensure that the applicable committee executes and fulfills its responsibilities under the applicable committee mandate and assumes each of the responsibilities specifically given to a Chair of a committee under the applicable committee mandate.

Audit Committee

The Audit Committee is comprised of three members who are each independent and financially literate as required by Multilateral Instrument 52-110 – Audit Committees (the "Audit Committee Rule"). The members of the Audit Committee during the fiscal year ended December 31, 2013 were Messrs. Cohen, Beatty and Ghert, Chair. In February 2014, Michael Stein was appointed as a member of the Audit Committee and David Beatty ceased to be a member of the committee. The Audit Committee is appointed by, and assists, the Board in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices, (ii) the financial reporting process, (iii) financial statements provided by FirstService to the public, (iv) risk management, including systems of internal accounting and financial controls, (v) appointing, overseeing and evaluating the work and independence of the external auditors, and (vi) compliance with applicable legal and regulatory requirements. The Audit Committee has the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of FirstService, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of the Board or Management. The Audit Committee also has the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access and authority to communicate directly with the external auditors, legal counsel and officers and employees of FirstService. The Audit Committee meets at least four times annually, or more frequently as circumstances dictate. There were five meetings of the Audit Committee held during the fiscal year ended December 31, 2013.

The Audit Committee reviews the annual and interim financial statements intended for circulation among shareholders and reports upon these to the Board prior to their approval by the full Board. The Audit Committee is also responsible for the integrity of FirstService's internal accounting and control systems. The Audit Committee communicates directly with FirstService's external auditors in order to discuss audit and related matters whenever appropriate. In addition, the Board may defer to the Audit Committee on other matters and questions relating to the financial position of FirstService and its affiliates. All reports made to FirstService's ethics hotline are reviewed by the Chair of the Audit Committee and then by the entire Audit Committee at its next meeting. The Board has adopted an Audit Committee mandate, a copy of which is annexed to the annual information form (the "AIF") of FirstService for the year ended December 31, 2013 and is also published on FirstService's website (www.firstservice.com). The education and related experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such committee is described in the AIF under the heading "Audit Committee". A copy of the AIF is available on SEDAR at www.sedar.com.

The Audit Committee mandate provides that the Audit Committee must pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit and non-audit engagements. The Audit Committee may delegate the responsibility to pre-approve non-audit services to one of its members and any such delegated pre-approvals must be presented to the Audit Committee at its next scheduled meeting. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by the external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting. The Audit Committee mandate further provides that the Audit Committee consider, assess and report to the Board with regard to the independence and performance of the external auditors. The Audit Committee has adopted a pre-approval policy pursuant to which FirstService may not engage FirstService's external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under U.S. and Canadian applicable laws. The Audit Committee is also responsible for reviewing hiring policies for current and former partners or employees of the external auditors.

The Audit Committee mandate also provides, and the general practice at FirstService is, that the Audit Committee will review and approve all material transactions and contracts entered into by FirstService with any insider or related party of FirstService, other than director, officer or employee compensation which is approved by the Compensation Committee. Material transactions and agreements related to compensation matters are generally reviewed and approved by the Compensation Committee. Otherwise, from time to time ad hoc committees of the Board may be appointed. In practice, and as is customary or appropriate, the Board has established "special" or "independent" ad hoc committees of the Board as needed from time to time to review, pass upon or deal with material matters (including considering transactions and agreements in respect of which a director or executive officer has or may have a material interest), and the committee members of any such ad hoc committee are selected and appointed based on their independence from management as well as their independence from the matter at hand which has required the establishment of such ad hoc committee.

The Board and the Audit Committee have established procedures (which procedures are subject to monitoring by the Audit Committee) for the receipt, retention and treatment of complaints or concerns received by FirstService regarding accounting, internal accounting controls or auditing matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters. Please refer to the Financial Management Code of Ethics and Conduct published on FirstService's website (www.firstservice.com). Additional information regarding the Audit Committee has been included in the AIF in accordance with the Audit Committee Rule.

Compensation Committee

The Compensation Committee is comprised of three members, all of whom are independent directors within the meaning of the Corporate Governance Rules. The Compensation Committee, among other things, reviews and approves the compensation of the CEO and provides input to the CEO in terms of the compensation for the other executive officers of FirstService. The Compensation Committee also reviews the compensation of the directors of FirstService and any compensation programs applicable to senior management of FirstService, such as the stock option plan. In the case of grants of options under FirstService's stock option plan, all proposed option grants are submitted to Compensation Committee for review and a recommendation is made to the full Board. The Board has adopted a Compensation Committee mandate, a copy of which is published on FirstService's website (www.firstservice.com). The members of the committee during the fiscal year ended December 31, 2013 were Messrs. Beatty, Harris and Calder, Chair. In fiscal 2008 and 2009, the Compensation Committee engaged Wilkinson Consulting Group as its independent compensation consultant. No compensation consultant was engaged during fiscal 2013. See "Executive Compensation – Compensation Discussion and Analysis – Independent Compensation Consultants" below.

Governance Committee

The Governance Committee during the fiscal year ended December 31, 2013 was comprised of Messrs. Beatty (Chair), Calder and Cohen, each of whom is an independent director within the meaning of the Corporate Governance Rules. The Board has adopted a Governance Committee mandate, a copy of which is published on FirstService's website (www.firstservice.com). The Governance Committee, among other things, is responsible for identifying and recommending to the Board appropriate director nominee candidates. In addition, the Governance Committee is responsible for advising the Board with respect to the Board's composition, procedures and committees and developing, recommending and monitoring FirstService's corporate governance and other policies, assisting the Board and the committees in their annual review of their performance and their charters, reviewing and making recommendations to the Board with respect to the compensation of directors, succession plans and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Governance Committee conducts annual surveys of the Board's effectiveness and, every few years, a peer review of the individual members of the Board.

The Governance Committee is mandated to assess at least annually the optimum Board size and beneficial skill sets and makes recommendations to the Board on any changes. The number of directors proposed for election to the Board at the Meeting is eight. The Board considers that the ideal number of directors for FirstService is approximately seven to nine. The Governance Committee and the Board have considered the matter of Board size and the skill sets of the current and nominee directors and are of the view that the proposed Board membership has the necessary breadth and diversity of experience and is of an adequate size to provide for effective decision-making and staffing of Board committees.

The Governance Committee is responsible for determining the appropriate criteria for selecting and assessing potential directors and selects candidates for nomination to the Board accordingly. At such time as it is determined that a new director is desirable, the Governance Committee will engage in various activities to ensure an effective process for selecting candidates for nomination, including developing criteria for the selection of a new director, developing and maintaining a director skills matrix (identifying the desired competencies, independence, expertise, skills, background and personal qualities that are being sought in potential candidates), identifying and recommending individuals qualified and suitable to become directors, the Chair of the Board, the CEO and/or other directors will meet with potential new candidates prior to nomination to discuss the time commitments and performance expectations of the position and formal approval will be sought and obtained from the Board in respect of candidates for nomination.

Board Evaluation and Peer Review

Following the end of fiscal 2013, an evaluation of the Board, as a whole, was conducted by the Chair of the Governance Committee in which each Board member was contacted by the Chair of the Governance Committee to complete a customized written questionnaire. Responses were reviewed by the Chair of the Governance Committee with the Governance Committee, the Chair of the Board and the CEO and then reported to the full Board. The Chair of the Governance Committee discussed the results with each of the directors, as appropriate, and engaged in a full and frank discussion on any and all issues which any Board member wished to raise, including how the directors, both individually and collectively, could operate more effectively. At the conclusion of the evaluation, as necessary, matters requiring follow-up are identified, actions plans are developed and there is ongoing monitoring by the Chair of the Governance Committee to ensure satisfactory results. An evaluation is expected to occur annually, either by telephone or by having Board members complete a detailed customized questionnaire.

In addition, the Chair of the Governance Committee meets with the individual members of the Board on an ongoing basis to discuss the individual's contribution to the Board. A formal peer review of the individual members of the Board is expected to occur every few years. Whether a peer review is completed formally or informally, each director is encouraged to view any feedback as constructive advice to enhance both their individual contribution and overall Board effectiveness.

Attendance

The following table sets forth the record of attendance of the members of the Board (either in person or by phone) at meetings of the Board and its committees and the number of meetings of the Board and such committees held during the period of January 1, 2013 to December 31, 2013.

Director	Board 5 Meetings		Board Committees								Overall Attendance
			Audit 5 Meetings		Compensation 3 Meetings		Governance 2 Meetings		Overall Committee Attendance
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
David R. Beatty	4 of 5	80	2 of 5	40	3 of 3	100	2 of 2 (Chair)	100	7 of 10	70	11 of 15	73
Brendan Calder	5 of 5	100	–	–	3 of 3 (Chair)	100	2 of 2	100	5 of 5	100	10 of 10	100
Peter F. Cohen	5 of 5 (Chair)	100	5 of 5	100	–	–	2 of 2	100	7 of 7	100	12 of 12	100
Bernard I. Ghert	5 of 5	100	5 of 5 (Chair)	100	–	–	–	–	5 of 5	100	10 of 10	100
Michael D. Harris	5 of 5	100	–	–	3 of 3	100	–	–	3 of 3	100	8 of 8	100
Jay S. Hennick	5 of 5	100	–	–	–	–	–	–	–	–	5 of 5	100
Steven S. Rogers	5 of 5	100	–	–	–	–	–	–	–	–	5 of 5	100
Michael Stein(1)	1 of 1	100	–	–	–	–	–	–	–	–	1 of 1	100

Note:
(1)
Mr. Stein became a director of FirstService on December 12, 2013 and a member of the Audit Committee on February 11, 2014. The attendance noted reflects meetings held and attended only while a member of the Board during fiscal 2013.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table provides a summary of total compensation earned during each of the twelve month periods ended December 31, 2011, December 31, 2012 and December 31, 2013, respectively, by FirstService's Chief Executive Officer and Chief Financial Officer, each of the three other most highly compensated executive officers of FirstService, including any of its subsidiaries, who were serving as such as at December 31, 2013 and whose total compensation was, individually, more than C$150,000 (the "Other Executive Officers") and each other individual who would have been an Other Executive Officer but for the fact that such individual was neither serving as an executive officer, nor acting in a similar capacity, as at December 31, 2013 (hereinafter, collectively, referred to as the "Named Executive Officers") for services rendered in all capacities during such period.

SUMMARY COMPENSATION TABLE
	Twelve		Option-	Non-Equity Incentive Plan Compensation
Name and Principal Position of Named Executive Officer	Months Ended Dec. 31	Salary (US$)	Based Awards (US$) (1)	Annual Incentive Plans (US$) (3)	Long-Term Incentive Plans (US$)	All Other Compensation (US$)	Total Compensation (US$) (4)
Jay S. Hennick (2) Founder and Chief Executive Officer of FirstService	2013 2012 2011	1,643,800 1,648,700 1,668,800	Nil Nil Nil	3,698,500 Nil 1,552,000	Nil Nil Nil	Nil Nil Nil	5,342,300 1,648,700 3,220,800
D. Scott Patterson President and Chief Operating Officer of FirstService	2013 2012 2011	582,600 584,500 571,000	673,779 569,029 411,700	1,136,100 Nil 460,300	Nil Nil Nil	Nil Nil Nil	2,392,479 1,153,529 1,443,000
John B. Friedrichsen Senior Vice-President and CFO of FirstService	2013 2012 2011	378,700 379,700 363,700	673,779 569,029 411,700	738,400 Nil 293,100	Nil Nil Nil	Nil Nil Nil	1,790,879 948,729 1,068,500
Douglas P. Frye President and CEO of Colliers International (5)	2013 2012 2011	500,000 500,000 500,000	20,284 40,973 68,078	1,316,864 2,030,609 769,164	Nil Nil Nil	Nil Nil Nil	1,837,148 2,571,582 1,337,242
Peter Humphries (6) COO & Chief Financial Officer of Colliers International (5)	2013 2012 2011	350,000 350,000 350,000	20,284 43,411 79,158	1,003,491 1,574,488 564,233	Nil Nil Nil	Nil Nil Nil	1,373,775 1,967,899 993,391
___________
Notes:
(1)
The amounts reflect accounting expense recognized in the applicable period for all outstanding equity-based compensation in the form of stock options. The amounts reported for each Named Executive Officer were recognized in accordance with United States generally accepted accounting principles, which generally requires recognition of the fair value of equity-based compensation over the applicable vesting period for the award. Assumptions used in the calculation of these compensation costs are discussed in Note 15 to FirstService's audited consolidated financial statements for the fiscal year ended December 31, 2013. However, the table above does not reflect equity compensation expense net of a forfeiture assumption. For a description of the material terms of the stock option plan of FirstService and Colliers International and each option grant, see "Incentive Award Plans of FirstService – FirstService Stock Option Plan", "Incentive Award Plans of Colliers International – Colliers International Stock Option Plan" and "NEO Outstanding Option-Based Awards" below.

(2)	The compensation indicated for Mr. Hennick was payable to Jayset Capital Corp. pursuant to a management services agreement (see "Management Contract" below).
(3)
The only annual incentive plan of FirstService is FirstService's annual performance bonus plan. See "Compensation Discussion and Analysis – Annual Bonus Incentive" below. The only annual incentive plans of Colliers International are Colliers International's annual bonus plan and global profit sharing plan. See "Compensation Discussion and Analysis – Annual Bonus Incentive" below. Annual incentive awards are accrued following the fiscal year end and finalized and paid once reviewed and approved by the Compensation Committee, the Board, the CEO or the President/COO, as applicable.

(4)
Other than for Douglas P. Frye and Peter Humphries, all Named Executive Officer base salary and annual bonus incentive amounts were paid in Canadian dollars (an average 2013 exchange rate of US$1.00 = C$0.971 has been used in the table above).

(5)
Colliers Macaulay Nicolls Inc., a subsidiary of FirstService, operates as "Colliers International", the Commercial Real Estate division of FirstService. The designation of Douglas P. Frye and Peter Humphries as Named Executive Officers is for Canadian securities law purposes only, and is not intended to encompass the definition of, or imply that either of them is an, "executive officer" under Canadian securities law or pursuant to Rule 3b-7 under the United States Securities Exchange Act of 1934, as amended.

(6)	Mr. Humphries ceased to be employed by Colliers International following the end of fiscal 2013.

In fiscal 2013, the total cost of the compensation of all of the Named Executive Officers represented 6.9% of FirstService's adjusted earnings before interest, taxes, depreciation and amortization.

NEO Outstanding Option-Based Awards

The table below reflects all option-based awards for each Named Executive Officer outstanding as at December 31, 2013 (including option-based awards granted to a Named Executive Officer before fiscal 2013). FirstService does not have any other equity incentive plan other than its stock option plan.

NEO OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2013
Name of Named Executive Officer	Number of Securities Underlying Unexercised Options (1)	Option Exercise Price (US$/Security)	Option Expiration Date (2)	Value of Unexercised In-the-Money Options (US$) (4)
Jay S. Hennick(3)	–	–	–	–
D. Scott Patterson	60,000 60,000 60,000 90,000	$31.03 $31.86 $30.84 $19.15	February 15, 2018 February 17, 2017 February 21, 2016 March 1, 2015	$721,080 $671,280 $732,480 $2,150,820
John B. Friedrichsen	60,000 60,000 60,000 90,000 65,000	$31.03 $31.86 $30.84 $19.15 $11.74	February 15, 2018 February 17, 2017 February 21, 2016 March 1, 2015 May 7, 2014	$721,080 $671,280 $732,480 $2,150,820 $2,035,020
Douglas P. Frye(5)	35,000	$19.15	March 1, 2015	$836,430
Peter Humphries(5)	35,000	$19.15	March 1, 2015	$836,430
___________
Notes:
(1)	Each option entitles the holder to purchase one Subordinate Voting Share. See "Incentive Award Plans of FirstService – FirstService Stock Option Plan".
(2)
The options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. The expiration date is the fifth anniversary of the grant date.

(3)
In exchange for being provided with the Arrangement, under the terms of the Option Plan, the Founder and CEO of FirstService, Jay S. Hennick, is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract".

(4)	Calculated using the closing price per Subordinate Voting Share on The NASDAQ Global Select Market ("NASDAQ") on December 31, 2013 of US$43.048 less the exercise price of the applicable stock options.
(5)
The options listed for Douglas P. Frye and Peter Humphries are options to purchase Subordinate Voting Shares of FirstService. As management of Colliers International, Messrs. Frye and Humphries have, in the past, also participated in the Colliers International stock option plan, which options (the "Colliers Options") entitle the holders thereof to purchase shares in the Colliers International subsidiary of FirstService. As at the date hereof, Messrs. Frye and Humphries do not hold any Colliers Options and no longer participate in the Colliers International stock option plan. Subsequent to the end of fiscal 2013, Mr. Humphries ceased to be employed by Colliers International.

During the fiscal year ended December 31, 2013, none of the Named Executive Officers exercised any options of FirstService or any of its subsidiaries other than the following: (i) John B. Friedrichsen exercised options of FirstService for a total of 50,000 Subordinate Voting Shares at an average exercise price per share of US$17.22; and (ii) D. Scott Patterson exercised options of FirstService for a total of 115,000 Subordinate Voting Shares at an average exercise price per share of US$14.12.

Incentive Award Plans of FirstService

The following table provides information concerning the incentive award plans of FirstService with respect to each Named Executive Officer during the fiscal year ended December 31, 2013. The only incentive award plans of FirstService during fiscal 2013 were its stock option plan, an annual performance bonus plan and, with respect to the Founder and CEO, pursuant to a sale of control arrangement. See "– Annual Performance Bonus Plan", "– FirstService Stock Option Plan" and "Management Contract" below. For the incentive award plans of Colliers International during fiscal 2013, see "Incentive Award Plans of Colliers International".

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE FISCAL YEAR ENDED DECEMBER 31, 2013
Name of Named Executive Officer	Option-Based Awards – Value Vested During Fiscal 2013 (US$) (1)	Non-Equity Incentive Plan Compensation – Value Earned During Fiscal 2013 (US$)
Jay S. Hennick	–	Nil
D. Scott Patterson	$729,195	Nil
John B. Friedrichsen	$729,195	Nil
Douglas P. Frye (2)	$116,288	Nil
Peter Humphries (2)	$116,288	Nil
___________
Notes:
(1)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on the applicable vesting date less the exercise price of the applicable stock options.
(2)
The options listed for Douglas P. Frye and Peter Humphries are options to purchase Subordinate Voting Shares and the amounts listed under "Non-Equity Incentive Plan Compensation – Value Earned During Fiscal 2013" reflect only plans of FirstService. Subsequent to the end of fiscal 2013, Mr. Humphries ceased to be employed by Colliers International. As management of Colliers International, Mr. Frye may also participate in: (a) the Colliers International stock option plan, which Colliers Options entitle the holders thereof to purchase shares in a subsidiary of FirstService. As at the date hereof, in respect of the Colliers Options, the value vested during fiscal 2013 was nil for Mr. Frye and nil for Mr. Humphries, and Messrs. Frye and Humphries do not hold any Colliers Options and no longer participate in the Colliers International stock option plan; and (b) the GPS Plan (as defined below), and the value earned during fiscal 2013 under the GPS Plan for Messrs. Frye and Humphries was US$816,864 and US$653,491, respectively. See "Incentive Award Plans of FirstService – Global Profit Sharing Plan" below.

Annual Performance Bonus Plan

FirstService has an annual performance bonus plan pursuant to which an annual cash performance bonus is awarded to Management and employees based entirely on percentage growth in adjusted diluted earnings per share over the prior fiscal year after cost-containment charges (if any). The Compensation Committee may also recommend, and the Board may also approve, a non-annual discretionary bonus based on an individual or FirstService achieving certain designated objectives (other than adjusted diluted earnings per share) and for superior or exceptional performance in relation to such objectives. See "Compensation Discussion and Analysis – Annual Bonus Incentive" below.

FirstService Stock Option Plan

FirstService provides a long-term incentive by granting stock options to directors, officers and full-time employees of FirstService or its subsidiaries (other than Mr. Hennick) through the FirstService Stock Option Plan, as amended (the "Option Plan"). At the meeting of FirstService's shareholders held in June 2004, the shareholders of FirstService adopted the Option Plan and have subsequently approved amendments thereto. At the Meeting, FirstService is proposing an amendment to the Option Plan. See "Business of the Meeting – Amendment to the Option Plan".

Subject to the terms of the Option Plan, the Board has the authority to select those individuals to whom options will be granted and to fix the terms of such options which may not be for less than one year nor more than ten years from the date of grant (subject to an automatic 10 business day extension to the expiry date of an option which otherwise would expire within a blackout period). The Option Plan provides flexible vesting, completely at the discretion of the Board. Jay S. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. The Option Plan is administered solely by the Board and grants of options under the Option Plan are made as follows (the "Option Granting Process"): all proposed option grants are submitted to the Compensation Committee for review and a recommendation is made to the Board; proposed option grants recommended by the Compensation Committee are then submitted to the Board for approval and, if approved, are granted on the date so approved by the Board. The Compensation Committee, in considering any grant of options, and the Board in approving any grant of options, take in account whether the amount of options proposed to be granted to each optionee is competitive, both in terms of past practice at FirstService as well as with respect to options granted to officers, employees and directors of public company peers of FirstService, as well as the contribution of the optionee in the success of the business. Grants of options are approved subject to compliance with the Option Plan and all applicable laws and regulatory and stock exchange requirements.

The option price per Subordinate Voting Share with respect to any option granted under the Option Plan is determined by the Board at the time the option is granted, but such price shall not be less than the Minimum Price on the day on which the issuance of the option is authorized or approved by the Board. For the purposes of the Option Plan, "Minimum Price" means: (i) in the event that the Subordinate Voting Shares are then traded on the Toronto Stock Exchange ("TSX") and/or NASDAQ, the closing price of the Subordinate Voting Shares on the TSX or NASDAQ on the trading day prior to the day on which the issuance of the option is authorized or approved by the Board; (ii) in the event that the Subordinate Voting Shares are not then traded on the TSX and NASDAQ, the closing price of the Subordinate Voting Shares on such public market on which the Subordinate Voting Shares are then traded, as selected by the Board, in its sole discretion, on the trading day prior to the day on which the issuance of the option is authorized or approved by the Board; or (iii) in the event that the Subordinate Voting Shares are not then traded on any public market, the price of the Subordinate Voting Shares as determined by the Board, in its sole discretion, on the day on which the issuance of the option is authorized or approved by the Board.

The maximum number of Subordinate Voting Shares subject to grants of options under the Option Plan is limited to 3,600,000, of which options exercisable for 1,542,100 Subordinate Voting Shares (or 4.3% of the aggregate outstanding Common Shares) have been granted and are outstanding as at the date hereof (leaving options exercisable for 298,250 Subordinate Voting Shares (or 0.8% of the aggregate outstanding Common Shares) available for granting). To date under the Option Plan, options which were exercisable for 1,759,650 Subordinate Voting Shares (or 4.9% of the aggregate outstanding Common Shares) have been exercised or expired and options which were exercisable for 290,250 Subordinate Voting Shares (or 0.8% of the aggregate outstanding Common Shares) were cancelled and have been returned to the pool of options available to be granted. In the event of the death of an optionee while in the employment, or as an officer, of FirstService or a subsidiary prior to the end of the term of the option, the optionee's legal representative may exercise the option for a period of one year following the death of the optionee or the expiry of the term of the option, whichever is earlier. In the event that an optionee resigns, is removed as an officer or is discharged for "cause" as an employee of FirstService or a subsidiary, the option will in all respects cease and terminate. In the event an optionee's employment is otherwise terminated by FirstService or a subsidiary, such optionee may exercise the option for a period of 30 days following the effective date of termination or the expiry of the term of the option, whichever is earlier.

The Option Plan provides that the aggregate number of Subordinate Voting Shares reserved for issuance pursuant to all options granted to any one optionee shall not exceed 5% of the number of Subordinate Voting Shares outstanding on a non-diluted basis at the time of such grant. In addition, the Option Plan provides that the aggregate number of securities of FirstService: (a) issued to insiders of FirstService, within any one year period; and (b) issuable to insiders of FirstService, at any time under the Option Plan, or when combined with all of FirstService's other share compensation arrangements, shall not exceed 10% of FirstService's total issued and outstanding securities. As of the date hereof, FirstService has outstanding options under the Option Plan to purchase an aggregate of 1,542,100 Subordinate Voting Shares (being 4.3% of the aggregate outstanding Common Shares). These options are held by various directors, officers and employees of FirstService and its subsidiaries and are non-assignable.

Where there is a take-over bid to acquire the outstanding shares or FirstService enters into an agreement providing for the sale of all or substantially all of the assets of FirstService such that, following completion of such sale, FirstService will cease to carry on, directly or indirectly, an active business, the Board may advise optionees that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting.

The Option Plan provides that appropriate adjustments in the number of Subordinate Voting Shares and in the exercise price per Subordinate Voting Share, relating to options granted or to be granted, shall be made by the Board to give effect to adjustments in the number of Subordinate Voting Shares resulting from any subdivisions, consolidations or reclassifications of the Subordinate Voting Shares, the payment of stock dividends by FirstService or other relevant changes in the capital structure of FirstService. Any such adjustments shall be subject to the approval thereof by such stock exchanges on which the Subordinate Voting Shares are then listed for trading (including, if required by any such stock exchanges, approval of the shareholders).

The Option Plan provides that, subject to regulatory approval, the approval of any stock exchange on which the Subordinate Voting Shares are then listed for trading and the limitations set out in the next two following paragraphs, the Board may, by resolution, amend, vary or discontinue the Option Plan, or any agreement or entitlement subject to the Option Plan, at any time without notice to or approval of the shareholders of FirstService, including, without limitation, for the purpose of: (i) changing the class of persons who will be eligible to be granted options pursuant to the Option Plan; (ii) ensuring continuing compliance with applicable laws and regulations and the requirements or policies of any governmental or regulatory authority, securities commission or stock exchange having authority over FirstService or the Option Plan; (iii) changes of a "housekeeping", clerical, technical or stylistic nature; (iv) changing the method of determining the option price for options granted pursuant to the Option Plan, provided that the option price shall not in any case be lower than the "market price" of a Subordinate Voting Share, as that term (or any successor term) is interpreted and applied by the TSX; (v) changing the following terms governing options under the Option Plan: (A) vesting terms (including the acceleration of vesting); (B) exercise and payment method and frequency; (C) transferability or assignability; (D) to fairly or properly take into account a sale, arrangement or take-over bid; (E) adjustments required in the circumstances of a change in the structure of the capital of FirstService; and (F) the effect of termination (for whatever reason) of the optionee's employment or service; (vi) determining that any of the provisions of the Option Plan or any agreement subject to the Option Plan concerning the effect of termination (for whatever reason) of the optionee's employment, service or consulting agreement/arrangement or cessation of the optionee's directorship or office, shall not apply for any reason acceptable to the Board; (vii) changing the terms and conditions of any financial assistance which may be provided by FirstService to the optionees to facilitate the purchase of Subordinate Voting Shares, or adding or removing any provisions providing for such financial assistance; (viii) adding or amending a cashless exercise feature, payable in cash or securities, provided same includes a full deduction of the number of underlying Subordinate Voting Shares from the Option Plan reserved under the Option Plan; (ix) providing for the granting of non-equity based kinds of awards under the Option Plan; (x) adding or amending provisions necessary for options under the Option Plan to qualify for favourable tax treatment to optionees and/or FirstService under applicable tax laws; (xi) changing any terms relating to the administration of the Option Plan; and (xii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules and policies of the TSX and of any other stock exchange or market having authority over FirstService or the Option Plan).

The Option Plan further provides that, subject to regulatory approval, the approval of any stock exchange on which the Subordinate Voting Shares are then listed for trading and the limitations set out later in this section, the Board may, by resolution, amend, vary or discontinue the Option Plan, or any agreement or entitlement subject to the Option Plan, at any time for the following purposes, provided that any such amendment, variance or discontinuance will not become effective unless and until approved by a majority of the votes cast by shareholders of FirstService, in person or by proxy, at a meeting of shareholders: (a) any increase in the maximum number of Subordinate Voting Shares issuable under the Option Plan or any change from a fixed maximum number of Subordinate Voting Shares issuable under the Plan to a fixed maximum percentage; (b) any reduction in the option price of an outstanding option except for the purpose of maintaining option value in connection with a change in the structure of the capital of FirstService (for this purpose, the cancellation or termination of an option of an optionee prior to expiry of the option term for the purpose of reissuing an option to the same optionee with a lower exercise price shall be treated as an amendment to reduce the option price of an option); (c) any extension of the option term or any amendment to permit the grant of an option with an expiry date of more than 10 years from the date the option is granted; (d) permitting any option granted under the Option Plan (or any other kind of award which may hereafter form part of the Option Plan) to be transferable or assignable other than for estate planning or normal estate settlement purposes; (e) providing for the granting of equity based kinds of awards under the Option Plan; and (f) any other amendment requiring shareholder approval under applicable law (including, without limitation, under the rules and policies of the TSX and of any other stock exchange or market having authority over FirstService or the Option Plan). In the case of any amendment or variance referred to above, insiders of FirstService who directly benefit from such amendment or variance will not have the votes attaching to the Subordinate Voting Shares or other securities of FirstService held, directly or indirectly, by them counted in respect of the required approval of the shareholders of FirstService.

Notwithstanding the two immediately preceding paragraphs, the Option Plan provides that no amendment, variance or discontinuance of the Option Plan, or any agreement or entitlement subject to the Option Plan, may be made, without the prior written consent of the optionee, if the Board determines that the effect thereof is to impair, derogate from or otherwise materially and adversely affect any option previously granted to such optionee under the Option Plan.

In addition, the Option Plan provides that FirstService shall have the right, in certain circumstances and in lieu of delivering Subordinate Voting Shares, to pay to an optionee the "in the money" amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of FirstService, a sale of all or substantially all of the assets of FirstService (under circumstances such that, following the completion of such sale, FirstService will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving FirstService under circumstances such that, following the completion of such transaction, there is a change in control of FirstService.

The objective of granting options is to encourage the executives to acquire an increased ownership interest in FirstService over a period of time, which acts as a financial incentive for the executives to consider the long-term interests of FirstService and its shareholders. The following table sets out the increased ownership interest in FirstService of the Named Executive Officers (other than Jay S. Hennick, who does not participate in the Option Plan) over the prior seven fiscal years:

Name of Named Executive Officer	Number of Subordinate Voting Shares Owned on January 1, 2007	Number of Subordinate Voting Shares Owned on December 31, 2013
D. Scott Patterson	330,500	615,262
John B. Friedrichsen	95,685	200,000
Douglas P. Frye	2,200	110,544
Peter Humphries	0	27,152

Incentive Award Plans of Colliers International

The only incentive award plans of Colliers International during fiscal 2013 applicable to Douglas P. Frye and Peter Humphries were its stock option plan, an annual bonus plan and a global profit sharing plan. See "– Annual Bonus Plan", "– Global Profit Sharing Plan" and "– Colliers International Stock Option Plan" below.

Annual Bonus Plan

Colliers International has an annual bonus plan in which Messrs. Frye and Humphries participated during fiscal 2013 pursuant to which an annual cash bonus was awarded to them. An amount up to 50% of base salary is awarded based on meeting non-financial annual goals and competencies/behaviors as agreed to with the President/COO of FirstService and an amount up to 50% of base salary is awarded based on meeting annual financial goals as agreed to with the President/COO of FirstService (such as EBITDA, productivity and capital expenditure criteria), subject to Colliers International's EBITDA performance being greater than 1% of its revenue.

Global Profit Sharing Plan

The Colliers International Global Profit Sharing Plan (the "GPS Plan") is a five year plan, running from fiscal 2010 to fiscal 2014, in which Messrs. Frye and Humphries participated during fiscal 2013. Under the GPS Plan, a profit sharing pool is established based on the EBITDA growth of Colliers International as a whole over a baseline (which baseline is adjusted for acquisitions and dispositions by Colliers International). Amounts are contributed to the profit sharing pool for every dollar of Colliers International EBITDA above the baseline (with the amount so contributed increasing as certain thresholds of Colliers International EBITDA are exceeded) and shared, as to 50%, by Mr. Frye and, as to 40%, by Mr. Humphries. Payments under the GPS Plan are made in installments, one-half of which is paid in February of the following fiscal year and the balance of which is paid on the first anniversary of the initial installment payment. In the event that a participant in the GPS Plan ceases to be employed by Colliers International, any entitlements thereunder are forfeited. If the participant is terminated without cause, the participant is eligible to receive immediate payment of any unpaid entitlements and to participate in the GPS Plan to the date of termination on a pro rata basis. Mr. Humphries ceased to be employed by Colliers International following the end of fiscal 2013 on a without cause basis. If Mr. Frye ceases to be employed by Colliers International after January 1, 2015, he will continue to receive any earned entitlements under the GPS Plan unless he joins a competitor of Colliers International, in which case all earned entitlements then unpaid are forfeited.

Colliers International Stock Option Plan

Colliers International may provide a long-term incentive by granting stock options to officers and employees of Colliers International or its subsidiaries through the Colliers International Stock Option Plan, as amended (the "Colliers Option Plan"). Subject to the terms of the Colliers Option Plan, the board of directors of Colliers International (the "Colliers Board") has the authority to select those individuals to whom options will be granted and to fix the terms of such options which may not be for more than ten years from the date of grant. The maximum number of shares subject to grants of options under the Colliers Option Plan is limited to 1,081,000 in the aggregate or such greater number as may be determined by the Colliers Board and approved, if required, by the shareholders of Colliers International and any applicable stock exchange or regulatory authority, of which options exercisable for 245,461 shares have been granted and are outstanding as at the date hereof.

No options were granted under the Colliers Option Plan to Messrs. Frye and Humphries in respect of the fiscal year ended December 31, 2013. As at the date hereof, Messrs. Frye and Humphries do not hold any Colliers Options and no longer participate in the Colliers Option Plan. However, as a result of the exercise of Colliers Options previously held, Messrs. Frye and Humphries own 319,050 and 154,050 Colliers International shares, respectively. The Colliers International shares owned by Mr. Frye had a value as at December 31, 2013 and 2012 of US$4,945,275 and US$1,678,203, respectively, an increase of US$3,267,072 over the last fiscal year. The Colliers International shares owned by Mr. Humphries had a value as at December 31, 2013 and 2012 of US$2,387,775 and US$810,303, respectively, an increase of US$1,577,472 over the last fiscal year. The foregoing values are determined using the formula price (based on a multiple of trailing adjusted EBITDA) at which FirstService has the right to purchase minority interests in Colliers International.

Equity Compensation Plan Information

The following table sets forth aggregated information as at December 31, 2013 with respect to compensation plans of FirstService under which equity securities of FirstService are authorized for issuance.

Plan Category (1)	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (US$)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the second column)
Stock Option Plan	1,687,050	$26.25	298,250 (2)
___________
Notes:
(1)
The only equity compensation plan of FirstService is the Option Plan, which Option Plan has been approved by the shareholders of FirstService. See "Incentive Award Plans of FirstService – FirstService Stock Option Plan" above.

(2)
If approved by shareholders at the Meeting, the Option Plan will be amended to increase the maximum number of Subordinate Voting Shares reserved for issuance pursuant to the exercise of options granted thereunder. See "Business of the Meeting – Amendment to the Option Plan".

Management Contract

On February 1, 2004, FirstService, upon the review, report and recommendation of the Compensation Committee, entered into a management services agreement (the "Management Services Agreement") with Jayset Capital Corp. ("Jayset") and Jay S. Hennick. Mr. Hennick is the sole officer, director and shareholder of Jayset, the registered office of which is located at 1140 Bay Street, Suite 4000, FirstService Building, Toronto, Ontario M5S 2B4. Under the terms of the Management Services Agreement, Mr. Hennick performs the services of Chief Executive Officer of FirstService on behalf of Jayset. The amounts paid or payable to Jayset pursuant to the Management Services Agreement during the fiscal year ended December 31, 2013 are included in the information provided for Mr. Hennick in the Summary Compensation Table above under "Executive Compensation – Compensation of Named Executive Officers". Jayset, in turn, transfers such amounts to Mr. Hennick at such times as Mr. Hennick determines. The Management Services Agreement has an initial term of five years, with successive one-year renewals at the option of Jayset. Jayset may voluntarily terminate the Management Services Agreement upon six-months prior written notice to FirstService. FirstService may elect to discontinue the use of Jayset's services upon payment to Jayset of the following amounts:

(a)
300% of the aggregate of: (i) the average base management fee and any other fees for the three years prior to the termination; and (ii) the average incentive fee for the three years prior to the termination; and

(b)	US$180,000.

In the event of a change of control of FirstService, a transfer of all or substantially all of the assets of FirstService to the shareholders of FirstService or if the Management Services Agreement is not renewed at the end of the initial five-year term or any renewal term, then the Management Services Agreement will be deemed to be terminated and the payments described in (a) and (b) above will be payable to Jayset. For an estimated amount of such payment as at December 31, 2013, see "Executive Compensation – Termination and Change of Control Benefit".

The Management Services Agreement also contains a sale of control arrangement (the "Arrangement") for Mr. Hennick, the Chief Executive Officer of FirstService. At the time of the implementation of the Arrangement, and in exchange for providing the Arrangement to Mr. Hennick, Mr. Hennick agreed to surrender for cancellation certain stock options granted to him under the then stock option plan of FirstService and he agreed he would not be eligible to participate in the Option Plan or receive grants of options thereunder. Under the Arrangement, FirstService has agreed that it will make a payment to Jayset on (each of the following circumstances, an "Event"): (a) an arm's length sale of control of FirstService; or (b) a special dividend or other distribution to the shareholders of FirstService or in the event of a transaction the effect of which results in a transfer of assets of FirstService to the shareholders of FirstService (either of which, a "Partial Event"). The Arrangement provides for Jayset to receive the following two payments. The first payment will be an amount equal to 5% of the product of: (i) the aggregate number of Subordinate Voting Shares and Multiple Voting Shares outstanding on a fully diluted basis at the time of the Event; and (ii) the per share consideration received or deemed to be received by the holders of Subordinate Voting Shares on or as a result of the applicable Event minus a base price of C$5.675. The second and additional payment will be an amount equal to 5% of the product of: (i) the aggregate number of Subordinate Voting Shares and Multiple Voting Shares outstanding on a fully diluted basis at the time of the Event; and (ii) the per share consideration received or deemed to be received by the holders of Subordinate Voting Shares on or as a result of the applicable Event minus a base price of C$11.05. The foregoing base prices have been adjusted to reflect the 2-for-1 stock split of the outstanding shares of FirstService on December 15, 2004 and the stock dividend of preferred shares on August 1, 2007, in each case, in accordance with the terms of the Management Services Agreement.

Upon the occurrence of a Partial Event, each of base prices noted above will be adjusted by subtracting from each base price, respectively, an amount equal to the per share consideration received or to be received by the holders of the Subordinate Voting Shares of FirstService on or as a result of such Partial Event; in no event will either base price be permitted to fall below zero. The base prices are also appropriately adjusted to reflect stock splits and consolidations. The right to receive the two payments may be transferred, in whole or in part, to person(s) who are not at arm's length to Jayset.

Assuming that an arm's length sale of control of FirstService took place on December 31, 2013 at a price per share of C$45.75 (being the closing price per Subordinate Voting Share on the TSX on December 31, 2013), FirstService would have been required to make a payment to Jayset in the aggregate amount of US$131,761,969 pursuant to the Arrangement (and taking into account the change of control payment to Jayset referred to under “Termination and Change of Control Benefits” below, the total amount payable in such circumstance would have been US$141,873,569).

Executive Equity Ownership Policy

FirstService has an executive equity ownership policy (the "EEO Policy") requiring that the CEO, the President & COO and the CFO of FirstService (collectively, the "Designated Executives") to achieve and maintain, for the duration of their employment at FirstService, minimum ownership of shares of FirstService having a value as follows: for the CEO, three times base salary/management fee and for all other Designated Executives, two times base salary. All Designated Executives are permitted five years from the institution of the EEO Policy to achieve the required minimum ownership of shares. Any newly appointed, retained or promoted Designated Executives will be permitted five years from their appointment/retention/promotion date to achieve the required minimum ownership of shares. For the purposes of the EEO Policy, the base salary or management fee used will be fixed to such base salary or management fee in effect at the time the Designated Executive first becomes subject to the EEO Policy. Upon a Designated Executive achieving the minimum ownership of shares required under the EEO Policy, the Designated Executive will no longer be required to acquire further shares of FirstService, including as a result of any decrease in the market price of FirstService's shares. The minimum ownership of shares is not required to continue following the cessation of a Designated Executive's employment with FirstService. Upon a Designated Executive achieving the minimum ownership of shares required under the EEO Policy, such Designated Executive will not be permitted to purchase financial instruments that are designed to hedge or offset the economic exposure of such Designated Executive's ownership in shares of FirstService such that the effective economic exposure is less than the required minimum ownership threshold under the EEO Policy. The Board may grant exceptions to the EEO Policy where circumstances warrant, including, but not limited to, tax and estate planning considerations.

Incentive Compensation Reimbursement Policy

In order to further align management's interests with the interests of shareholders and in support good governance practices, FirstService has an incentive compensation reimbursement policy (the "ICR Policy"). Under the ICR Policy, FirstService will require reimbursement, in all appropriate cases, of any incentive compensation awarded to management of FirstService if, within one year of receiving such award: (a) the amount of the incentive compensation was calculated based upon the achievement of certain financial results of FirstService that were subsequently the subject of a financial restatement; (b) the financial statements are required to be restated as a result of, or partially as a result of, intentional errors, intentional omissions or fraud; and (c) the amount of the incentive compensation that would have been awarded had the financial results been properly reported would have been lower than the amount actually awarded. To do this, FirstService may pursue various ways to recover by: (i) seeking repayment; (ii) reducing the amount that would otherwise be payable under another incentive compensation award; (iii) withholding future equity grants, incentive awards or salary increases; or (iv) take any combination of these actions.

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section of this Circular sets out the objectives of FirstService's executive compensation arrangements, FirstService's executive compensation philosophy and the application of this philosophy to FirstService's executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions the Compensation Committee made in fiscal 2013 with respect to the Named Executive Officers. When determining the compensation arrangements for the Named Executive Officers, the Compensation Committee (in respect of Named Executive Officers who are employed by FirstService) and the CEO and President/COO of FirstService (in respect of Named Executive Officers who are employed by Colliers International) considers the objectives of: (i) retaining an executive critical to the success of FirstService and its subsidiaries and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of FirstService; (iv) rewarding performance, both on an individual basis and with respect to the business in general; and (v) ensuring the recognition of the fact that FirstService carries on business with a small number of executive officers relative to other public companies of similar size.

The Board and the Compensation Committee have considered the implications of the risks associated with FirstService's compensation policies and practices. In this regard, the Compensation Committee specifically considered various pertinent and relevant elements where compensation and risk may be related in relation to the current compensation policies and practices for senior executives of FirstService (such as pay philosophy, the mix of fixed versus variable compensation, the mix of short versus long term compensation, share ownership requirements and trading policies, reimbursement policies and the level of severance in any contractual arrangements). As further described hereunder, the components of compensation are fairly straightforward and include base salary, short-term incentive (annual bonus and, in the case of Colliers International, the GPS Plan) and long-term incentive (stock options and, in the case of the CEO, the Arrangement). Where any risks were identified, the Board and the Compensation Committee have determined that processes and controls are in place to mitigate such risks and, overall, such risks were not significant and not reasonably likely to have a material adverse effect on FirstService. The risks and uncertainties that are likely to have a material adverse effect on FirstService are disclosed in the AIF. No such risks relate to FirstService's compensation policies and practices.

The Board has adopted a policy relating to the trading in securities of FirstService by directors, senior executives, employees and other insiders of FirstService and its subsidiaries (the "Trading Policy"). Among other things, the following are prohibited by the Trading Policy: (i) short sales of FirstService's securities; (ii) transactions in puts, calls or other derivative securities, on an exchange or in any other organized market; (iii) hedging or monetization transactions that allow an individual to continue to own the covered securities, but without the full risks and rewards of ownership; and (iv) the resale of securities of FirstService purchased in the open market prior to the expiration of three months from the purchase date. Consequently, the foregoing prohibitions in the Trading Policy do not permit a Named Executive Officer or director to purchase financial instruments that are designed to hedge or offset a decrease in market value of FirstService's equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officer or director.

Role of the Compensation Committee

Messrs. Beatty, Harris and Calder, Chair, served as members of the Compensation Committee during the fiscal year ended December 31, 2013. None of these individuals was an officer, employee or former officer or employee of FirstService or any of its subsidiaries during fiscal 2013. The mandate of the Compensation Committee requires that the Compensation Committee be comprised of three or more members of the Board each of whom is, in the business judgment of the Board, independent. See "Statement of Corporate Governance Practices – Board Committees – Compensation Committee" for additional information on the Compensation Committee. Under the Compensation Committee's mandate, the Compensation Committee is responsible for, among other things: (a) in consultation with senior management, establishing FirstService's general compensation philosophy, and overseeing the development and implementation of compensation programs; (b) reviewing and approving the compensation of the CEO; (c) reviewing compensation programs applicable to the senior management of FirstService; and (d) making recommendations to the Board with respect to FirstService's incentive compensation plans and equity-based plans, the activities of the individuals and committees responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans.

During fiscal 2013, the Compensation Committee addressed a number of items, including considering and/or approving and/or making recommendations in respect of all option grants to officers, employees and directors of FirstService or subsidiaries of FirstService and the continuation of the existing annual retainer compensation arrangements for non-employee directors of FirstService for fiscal 2013 (see "– Compensation of Directors" below).

Independent Compensation Consultant

Under its mandate, the Compensation Committee has the sole authority to select, retain and terminate a compensation consultant and to approve the consultant's fees and other retention terms. The Compensation Committee is also entitled to the resources and authority appropriate to discharge its duties and responsibilities, including the authority to retain counsel and other experts or consultants. At the end of fiscal 2008, the Compensation Committee engaged Wilkinson Consulting Group (the "EC Consultant") as its independent compensation consultant. The EC Consultant was retained by the Compensation Committee to review and report on the market competitiveness of the cash compensation provided to the following top seven executives of FirstService: Founder & CEO, President & Chief Operating Officer, Senior Vice President & Chief Financial Officer, Vice President Corporate Controller & Secretary, Senior Vice President Strategy & Corporate Development, Vice President Strategy & Corporate Development, Vice President Performance & Risk Management. At the end of fiscal 2009, the Compensation Committee again engaged the EC Consultant, this time in connection with assisting the Compensation Committee in its review of director compensation. See "Compensation of Directors" below. Neither the EC Consultant nor any other compensation consultant provided any other services to the Compensation Committee or FirstService other than the foregoing. During fiscal 2013, no fees were paid to the EC Consultant or any other compensation consultant.

Benchmarking

The Compensation Committee may consider many factors when designing and establishing executive compensation arrangements for the CEO and reviewing and making recommendations for such arrangements for the other executive officers of FirstService. Every several years, a benchmarking analysis is conducted by the Compensation Committee to ensure that the executive compensation arrangements for the CEO and the other Named Executive Officers remains appropriate and competitive. When a benchmarking analysis is conducted, FirstService typically does not position executive pay to reflect a single percentile within the peer group for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee (for the CEO) or the CEO (for the other executive officers of FirstService) may look at factors such as the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by FirstService's peer group and other companies identified by relevant market survey data, and pay equity considerations.

The starting point for the benchmarking analysis is the analysis of comparable market data. At the end of fiscal 2008, the Compensation Committee, with the assistance of the EC Consultant, selected the companies that would constitute FirstService's US and Canadian peer group for executive compensation benchmarking purposes (see FirstService's Management Information Circular dated March 12, 2009 available at www.sedar.com for the details of the peer group). In addition, Canadian general industry companies with revenues of $1 billion to $5 billion were also considered as benchmarks. The Compensation Committee (with respect to the CEO) and the CEO (with respect to the other executive officers) then reviewed market data for the peer group and such Canadian general industry companies to determine where base salaries and total cash compensation for the Named Executive Officers should be appropriately positioned. While these benchmarks represent useful guidelines, discretion may be used in setting individual executive pay so that it appropriately reflects the value and contributions of each executive, as well as the executive's leadership, commitment to FirstService's values and potential for advancement.

As FirstService has operations that are primarily in the United States, the same approach was used as in previous years, and compensation was compared to similar sized United States service companies as well as similar sized Canadian companies. Canadian general industry companies with revenues of $1 billion to $5 billion were also considered and certain peer group members were added at the request of the Compensation Committee.

A range of factors was analyzed by the EC Consultant for each member of the peer group, including: (i) various financial size and performance metrics; (ii) number of employees; (iii) business lines and the extent that they overlap FirstService's business lines; and (iv) other indicia of common managerial skill sets. It is anticipated that the peer group will change if FirstService's size or lines of business change, or if the peer companies show changes in their businesses or operations.

Recommendations of Management

In general, the Compensation Committee (with the assistance and advice of a consultant, if applicable) reviews and discusses matters involving the CEO's compensation. After this review, the Compensation Committee prepares a recommendation for the Board to review and discuss. The independent members of the Board have the sole authority to approve compensation decisions made with respect to the CEO.

With respect to FirstService's other senior management and employees, it is the CEO (with the assistance of the independent compensation consultant for senior management) who develops the pay strategies and recommendations, which the Compensation Committee then reviews and discusses. However, the authority to approve those strategies and recommendations resides with different parties according to the employee's level. For senior management, decisions must be approved by the CEO, subject to the Compensation Committee's overall review and acceptance. For employees below the level of senior management, the CEO and his designees have the authority to approve pay actions. However, the Compensation Committee is responsible for approving actions related to other aspects of these employee's compensation, such as any grant of options and, if appropriate, the amount of any discretionary bonus pool.

Elements of Compensation

The compensation paid to the Named Executive Officers in any year consists of three primary components:

(a)	base salary;

(b)	an annual bonus incentive (and, in the case of Colliers International, the GPS Plan); and

(c)	other than Mr. Hennick, who is not entitled to participate in FirstService's stock option plan, a long-term incentive in the form of stock options granted under the Option Plan.

FirstService believes that making a significant portion of the Named Executive Officers' compensation both variable and long-term supports FirstService's executive compensation philosophy, as these forms of compensation primarily depend on performance. At the same time, FirstService emphasizes stock option based compensation to allow those most accountable for FirstService's long-term success to acquire and hold shares of FirstService or a subsidiary, as applicable. The key features of the three primary components of compensation are described below.

Base Salary

Base salary recognizes the value of an individual to FirstService or a subsidiary based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which FirstService or a subsidiary competes for talent. Base salaries for the Named Executive Officers are reviewed annually (for the CEO, by the Compensation Committee, for the other executive officers of FirstService, by the CEO and for Messrs. Frye and Humphries, by the President/COO of FirstService). In the case of Messrs. Frye and Humphries, their base salaries are determined accordance with their respective employment agreements with Colliers International. For the CEO, the base fee is determined in accordance with the Management Services Agreement and is subject to increase annually in an amount in the discretion of the Board or the Compensation Committee, with any such annual increase to be, absent the consent of Jayset, not less than 5% of the then current base fee. See "Management Contract" above. FirstService also pays to Jayset a further annual fee equal to 2% of the aggregate of the base fee and the annual bonus payment pursuant to the Management Services Agreement.

Notwithstanding the CEO's Management Services Agreement with FirstService which requires a minimum annual increase in base compensation of 5%, the CEO elected to not take the full increase, but rather took a 2.6% increase (in the same currency) in base salary for fiscal 2013. For fiscal 2013, the CEO approved 2.6% increases to the base compensation of those Named Executive Officers who were employees of FirstService.

Annual Bonus Incentive

FirstService has an annual performance bonus plan pursuant to which an annual cash performance bonus is awarded to FirstService management and employees based entirely on percentage growth in adjusted diluted earnings per share over the prior fiscal year after cost-containment charges (if any). Annual performance bonuses are paid as a percentage of base salary, which percentage increases the larger the percentage growth in adjusted diluted earnings per share is for the fiscal year in question.

At the beginning of fiscal 2013, the Compensation Committee and the Board determined that, for the purposes of the annual performance bonus plan, fiscal 2012 adjusted diluted earnings per share was US$1.62. In February 2014, the Compensation Committee and the Board also determined that, for the purposes of the annual performance bonus plan, fiscal 2013 adjusted diluted earnings per share was US$2.10.

In determining the percentage growth, the impact on diluted earnings per share of any disposition of material investments or assets and any cost-containment charges are excluded. This establishes a direct link between executive compensation and FirstService's regular operating performance. For the CEO, the formula to be used for determining the amount of the annual performance bonus is established in the Management Services Agreement (see "Management Contract" above) and, for fiscal 2013, the CEO was entitled to earn 7.5% of the aggregate base fee in fiscal 2013 as an annual bonus for that fiscal year for each 1% growth in adjusted diluted earnings per share in that fiscal year over the prior fiscal year (with amounts pro-rated to the exact percentage). The other Named Executive Officers of FirstService earn an annual performance bonus calculated on a basis similar to that of the CEO, determined using percentages of salary below that used in determining the CEO's annual bonus incentive. Adjusted diluted earnings per share for fiscal 2013 (US$2.10) was 30% greater than the same period in the prior year (US$1.62), and consequently, an annual performance bonus was paid to the CEO (US$3,698,500) and the other Named Executive Officers of FirstService (an aggregate of US$1,874,500) in respect of fiscal 2013. See "Executive Compensation – Compensation of Named Executive Officers" above.

The Compensation Committee may also recommend, and the Board may also approve, a non-annual discretionary bonus based on an individual or FirstService achieving certain designated objectives (other than adjusted diluted earnings per share) and for superior or exceptional performance in relation to such objectives. In fiscal 2013, no one-time special discretionary bonuses were awarded.

Colliers International has an annual bonus plan in which Messrs. Frye and Humphries participated during fiscal 2013 pursuant to which an annual cash bonus was awarded to them. An amount up to 50% of base salary is awarded based on meeting non-financial annual goals and competencies/behaviours as agreed to with the President/COO of FirstService and an amount up to 50% of base salary is awarded based on meeting annual financial goals as agreed to with the President/COO of FirstService (such as EBITDA, productivity and capital expenditure criteria), subject to Colliers International's EBITDA performance being greater than 1% of its revenue. In addition, under the GPS Plan, a profit sharing pool is established based on the EBITDA growth of Colliers International as a whole over a baseline (which baseline is adjusted for acquisitions and dispositions by Colliers International). Amounts are contributed to the profit sharing pool for every dollar of Colliers International EBITDA above the baseline (with the amount so contributed increasing as certain thresholds of Colliers International EBITDA are exceeded) and shared, as to 50%, by Mr. Frye and, as to 40%, by Mr. Humphries. In fiscal 2013, both Mr. Frye and Mr. Humphries achieved their non-financial annual goals and competencies/behaviours and annual financial goals, such that they received an annual bonus equal to 100% of their base salaries. In addition, both Mr. Frye and Mr. Humphries received incentive compensation payments under the GPS Plan in fiscal 2013.

Stock Option Awards

FirstService provides long-term incentive to the Named Executive Officers in the form of stock options as part of its overall executive compensation strategy. For a description of the material terms of the Option Plan, the Colliers Option Plan and option grants to Named Executive Officers, see "Incentive Award Plans of FirstService – FirstService Stock Option Plan", "Incentive Award Plans of Colliers International – Colliers International Stock Option Plan" and "NEO Outstanding Option-Based Awards" above. The Compensation Committee believes that stock option grants serve FirstService's executive compensation philosophy in several ways. It helps attract, retain and motivate talent. It aligns the interests of the Named Executive Officers with those of shareholders by linking a significant portion of the officer's total pay opportunity to share price. It also provides long-term accountability for Named Executive Officers.

In respect of 2013, stock options are expected to be granted to a Named Executive Officer of FirstService under the Option Plan following the holding of the Meeting. Stock options are not typically granted to Messrs. Frye and Humphries under the Option Plan or the Colliers Option Plan. Historically, Mr. Frye and Mr. Humphries were granted options under the Option Plan and Colliers Option Plan to provide a long-term incentive plan and reward certain milestones relating to the significance of Colliers International to the overall financial results of FirstService. In fiscal 2013, no options were issued to Messrs Frye and Humphries under either the Option Plan or the Colliers Option Plan. In determining the long-term incentive component of the Named Executive Officers' compensation, the Compensation Committee (or, in the case of Messrs. Frye and Humphries, the President/COO of FirstService) will consider, among other factors, the recommendations of the CEO, FirstService's performance and relative shareholder return, the level of dilution to shareholders, the value of similar incentive awards to executive officers at comparable companies and awards given to the Named Executive Officers in past years.

Executive Benefit Plans and Other Elements of Compensation

All of the Named Executive Officers are eligible to participate in the benefit plans that are available to substantially all of the other employees of FirstService or a subsidiary, as applicable. These benefit programs include supplementary medical insurance, dental insurance, life insurance, long-term disability and long-term care plans. FirstService (and Colliers International in the case of Messrs Frye and Humphries) does not provide any additional perquisites or other benefits to the Named Executive Officers.

Furthermore, FirstService (and Colliers International in the case of Messrs Frye and Humphries) does not provide any post-retirement benefits to any of the Named Executive Officers or employees of FirstService.

Compensation Committee Report on Executive Compensation

The Compensation Committee has reviewed with senior management this Compensation Discussion and Analysis and, based on such review, has recommended to the Board that this Compensation Discussion and Analysis be included in this Circular.

Submitted by the Compensation Committee: David R. Beatty, Michael D. Harris and Brendan Calder (Chair)

Termination and Change of Control Benefits

As noted under "Management Contract" above, FirstService may elect to discontinue the use of Jayset's services pursuant to the Management Services Agreement upon payment to Jayset of the following amounts: (a) 300% of the aggregate of: (i) the average base management fee and any other fees for the three years prior to the termination; and (ii) the average incentive fee for the three years prior to the termination; and (b) US$180,000. Furthermore, the Management Services Agreement provides that in the event of a change of control of FirstService, a transfer of all or substantially all of the assets of FirstService to the shareholders of FirstService or if the Management Services Agreement is not renewed at the end of the initial five-year term or any renewal term, then the Management Services Agreement will be deemed to be terminated and the foregoing payments described in (a) and (b) will be payable to Jayset. Assuming that a change of control of FirstService or a discontinuance of Jayset's services took place on December 31, 2013, FirstService would have been required to make a payment to Jayset in the aggregate amount of US$10,111,600 pursuant to the Management Services Agreement (not taking into account the Arrangement).

Under the Arrangement, FirstService has agreed that it will make a payment to Jayset on the occurrence of an Event. See "Management Contract" above. Assuming that an arm's length sale of control of FirstService took place on December 31, 2013 at a price per share of C$45.75 (being the closing price per Subordinate Voting Share on the TSX on December 31, 2013), FirstService would have been required to make a payment to Jayset in the aggregate amount of US$131,761,969 pursuant to the Arrangement (and taking into account the change of control payment to Jayset referred to above, the total amount payable in such circumstance would have been US$141,873,569).

Pursuant to the terms of the Option Plan, where there is a take-over bid to acquire the outstanding shares or FirstService enters into an agreement providing for the sale of all or substantially all of the assets of FirstService such that, following completion of such sale, FirstService will cease to carry on, directly or indirectly, an active business, the Board may advise optionees (including any Named Executive Officers who are optionees at the time) that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting. In addition, the Option Plan provides that FirstService shall have the right, in certain circumstances and in lieu of delivering Subordinate Voting Shares, to pay to an optionee the "in the money" amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of FirstService, a sale of all or substantially all of the assets of FirstService (under circumstances such that, following the completion of such sale, FirstService will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving FirstService under circumstances such that, following the completion of such transaction, there is a change in control of FirstService. See "Incentive Award Plans of FirstService – FirstService Stock Option Plan" above.

In the event that Colliers International terminates the employment of Douglas P. Frye without cause, Mr. Frye resigns his employment for good reason or Colliers International elects not to renew the employment of Mr. Frye under the terms of Mr. Frye's employment agreement, Colliers International must pay Mr. Frye an amount equal to twelve months base salary plus an amount equal to the average bonus compensation paid or payable to Mr. Frye over the three completed years prior to the termination. Assuming that Mr. Frye ceased employment with Colliers International in one of the foregoing stipulated ways on December 31, 2013, Colliers International would have been required to make a payment to Mr. Frye in the aggregate amount of US$1,872,212 pursuant to his employment agreement with Colliers International.

Peter Humphries ceased to be employed by Colliers International following the end of fiscal 2013 on a without cause basis. As a result, Colliers International was required to make a payment to Mr. Humphries in the aggregate amount of US$1,683,990 pursuant to his employment agreement with Colliers International, such amount being equal to twelve months base salary plus the average bonus compensation paid or payable to Mr. Humphries over the two completed years prior to the termination.

Compensation of Directors

During the fiscal year ended December 31, 2013, each director of FirstService who was not a full time employee of FirstService or any of its subsidiaries was entitled to receive a retainer of C$75,000, C$35,000 of which amount was exchanged for a grant of 5,000 stock options as described below. In addition, each director who is not a full time employee of FirstService or any of its subsidiaries receives meeting fees equal to C$1,750 for each meeting of the Board or committee thereof attended by such director in person and C$1,000 for each meeting attended by telephone. The Chair of the Board receives an annual retainer of C$52,500, the Chair of the Audit Committee receives an annual retainer of C$10,000 and the Chair of any other committees receive an annual retainer of C$5,000.

In June 2007, the shareholders of FirstService approved changes to the Option Plan to provide that directors of FirstService would be eligible to be awarded options. This change was made in conjunction with an overall review by the Compensation Committee of the compensation arrangements for non-employee directors, having regard to general practices in the market and the desire to align more closely the interests of the directors with those of FirstService's shareholders as well as to maintain consistency with FirstService's partnership philosophy.

In February 2012, upon the recommendation of the Compensation Committee, the Board approved new annual retainer compensation arrangements for non-employee directors of FirstService effective January 1, 2012, with each such director being entitled to elect, at or before the first Board meeting held in each fiscal year, to receive, as an annual retainer: (i) C$75,000 payable in cash; or (ii) C$40,000 payable in cash and a grant of 5,000 options. In February 2013, upon the recommendation of the Compensation Committee, the Board confirmed the continuation of the foregoing annual retainer compensation arrangements for non-employee directors of FirstService during fiscal 2013. As of the date hereof, director compensation is currently under review by the Compensation Committee and, as a result, all annual director retainer entitlements for fiscal 2014 will be paid in cash until otherwise determined by the Board.

Individual Director Compensation for Fiscal 2013

The following table provides a summary of all amounts of compensation provided to the directors of FirstService during the fiscal year ended December 31, 2013. Jay S. Hennick, as member of management of FirstService, does not receive any compensation in acting as director of FirstService.

DIRECTOR COMPENSATION TABLE FOR FISCAL 2013
Name	Fee Earned (US$)	Option-Based Awards (US$) (1)	Non-Equity Incentive Plan Compensation (US$)	All Other Compensation (US$)	Total (US$)
David R. Beatty	$53,640	$38,350	Nil	Nil	$91,990
Brendan Calder	$52,430	$38,350	Nil	Nil	$90,780
Peter F. Cohen	$100,500	$38,350	Nil	Nil	$138,850
Bernard I. Ghert (2)	$64,330	$38,350	Nil	Nil	$102,680
Michael D. Harris	$47,580	$38,350	Nil	Nil	$85,930
Steven S. Rogers	$46,610	$38,350	Nil	Nil	$84,960
Michael Stein (3)	$11,410	$7,100	Nil	Nil	$18,510
___________
Notes:
(1)
The amounts reflect accounting expense recognized in the applicable period for all outstanding equity-based compensation in the form of stock options. The amounts reported for each director were recognized in accordance with United States generally accepted accounting principles, which generally requires recognition of the fair value of equity-based compensation over the applicable vesting period for the award. Assumptions used in the calculation of these compensation costs are discussed in Note 15 to FirstService's audited consolidated financial statements for the fiscal year ended December 31, 2013. However, the table above does not reflect equity compensation expense net of a forfeiture assumption. For a description of the material terms of the Option Plan and each option grant, see "Incentive Award Plans of FirstService – FirstService Stock Option Plan" above and "Director Outstanding Option-Based Awards" below.

(2)
As Chair of the Audit Committee, Mr. Ghert participated in meetings with Management and others related to compliance with the U.S. Sarbanes-Oxley Act and was paid regular committee attendance fees in respect thereof.

(3)	Mr. Stein became a director of FirstService on December 12, 2013. The compensation earned reflects only the time that Mr. Stein was a member of the Board.

The following table summarizes the fees paid to individual directors during fiscal 2013. During the fiscal year ended December 31, 2013, FirstService paid to such directors, in their capacity as such, aggregate fees equal to US$376,500 (C$387,750).

Name	Board & Board Chair Annual Retainer (US$)	Committee & Committee Chair Annual Retainer (US$)	Total Board Attendance Fees (US$)	Total Committee Attendance Fees (US$)	Total Fees Payable (US$)	Total Fees Paid in Cash (US$)
David R. Beatty	$38,840	$4,850	$6,070	$3,880	$53,640	$53,640
Brendan Calder	$38,840	$4,850	$7,770	$970	$52,430	$52,430
Peter F. Cohen	$89,820	Nil	$6,920	$3,760	$100,500	$100,500
Bernard I. Ghert (1)	$38,840	$9,710	$6,920	$8,860	$64,330	$64,330
Michael D. Harris	$38,840	Nil	$7,770	$970	$47,580	$47,580
Steven S. Rogers	$38,840	Nil	$7,770	Nil	$46,610	$46,610
Michael Stein (2)	$9,710	Nil	$1,700	Nil	$11,410	$11,410
___________
Notes:
(1)
As Chair of the Audit Committee, Mr. Ghert participated in meetings with management and others related to compliance with the U.S. Sarbanes-Oxley Act and was paid regular committee attendance fees in respect thereof.

(2)	Mr. Stein became a director of FirstService on December 12, 2013. The compensation earned reflects only the time that Mr. Stein was a member of the Board.

Director Outstanding Option-Based Awards

The table below reflects all option-based awards for each director of FirstService outstanding as at December 31, 2013 (including option-based awards granted to a director before fiscal 2013). FirstService does not have any other equity incentive plan other than the Option Plan.

DIRECTOR OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2013
Name of Director	Number of Securities Underlying Unexercised Options (1)	Option Exercise Price (US$/Security)	Option Expiration Date (2)	Value of Unexercised In-the-Money Options (US$) (4)
David R. Beatty	5,000 5,000	$31.86 $31.03	February 17, 2017 February 15, 2018	$55,940 $60,090
Brendan Calder	5,000 5,000	$31.86 $31.03	February 17, 2017 February 15, 2018	$55,940 $60,090
Peter F. Cohen	5,000 5,000	$31.86 $31.03	February 17, 2017 February 15, 2018	$55,940 $60,090
Bernard I. Ghert	5,000 5,000	$31.86 $31.03	February 17, 2017 February 15, 2018	$55,940 $60,090
Michael D. Harris	5,000 5,000	$31.86 $31.03	February 17, 2017 February 15, 2018	$55,940 $60,090
Jay S. Hennick (3)	–	–	–	–
Steven S. Rogers	5,000 5,000	$31.86 $31.03	February 17, 2017 February 15, 2018	$55,940 $60,090
Michael Stein	5,000	$40.66	December 12, 2018	$11,940
___________
Notes:
(1)	Each option entitles the holder to purchase one Subordinate Voting Share.
(2)
The options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. Notwithstanding the foregoing, the vesting of the noted options held by each non-employee director is accelerated, such that they become immediately fully vested and exercisable, in the event that such director does not stand for re-election, resigns as a director or fails to be re-elected as a director, in each case, in circumstances where there is no wilful and substantial breach of such director's fiduciary duties or other legal obligations to FirstService. The expiration date is the fifth anniversary of the grant date.

(3)
In exchange for being provided with the Arrangement, under the terms of the Option Plan, the Founder and CEO of FirstService, Jay S. Hennick, is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract".

(4)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on December 31, 2013 of US$43.048 less the exercise price of the applicable stock options.

The following table provides information concerning the incentive award plans of FirstService with respect to each director of FirstService during the fiscal year ended December 31, 2013. The only incentive award plans of FirstService during fiscal 2013 were the Option Plan, an annual performance bonus plan for Management and employees and, with respect to the Founder and CEO, pursuant to a sale of control arrangement. See "Incentive Award Plans of FirstService – Annual Performance Bonus Plan", "Incentive Award Plans of FirstService – FirstService Stock Option Plan" and "Management Contract" above.

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE FISCAL YEAR ENDED DECEMBER 31, 2013
Name of Director	Option-Based Awards – Value Vested During Fiscal 2013 (US$) (1)	Non-Equity Incentive Plan Compensation – Value Earned During Fiscal 2013 (US$)
David R. Beatty	$14,310	Nil
Brendan Calder	$14,310	Nil
Peter F. Cohen	$14,310	Nil
Bernard I. Ghert	$14,310	Nil
Michael D. Harris	$14,310	Nil
Jay S. Hennick (2)	–	Nil
Steven S. Rogers	$14,310	Nil
Michael Stein	$1,195	Nil
___________
Notes:
(1)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on December 31, 2013 of US$43.048 less the exercise price of the applicable stock options.
(2)
The amounts reported for Jay S. Hennick are in his capacity as a director of FirstService. For the amounts reported in his capacity as the Founder and CEO, see "Incentive Award Plans of FirstService" above.

Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in Subordinate Voting Shares (with any cash dividends reinvested into Subordinate Voting Shares)(1) on the TSX (symbol: FSV) with the S&P/TSX Composite Total Return Index(2) for the period commencing December 31, 2008 and ending December 31, 2013. The Subordinate Voting Shares are also traded on NASDAQ (symbol: FSRV).

December 31	2008	2009	2010	2011	2012	2013
Subordinate Voting Shares	100.0	127.0	187.9	168.5	175.6	287.8
S&P/TSX Composite Total Return Index	100.0	135.1	158.8	145.0	155.4	175.6
___________
Notes:
(1)
The cumulative return of the Subordinate Voting Shares is based on the closing prices of the Subordinate Voting Shares on the TSX on December 31, 2008, 2009, 2010, 2011, 2012 and 2013 or, if there was no trading on such date, the closing price on the last trading day prior to such date. Cash dividends on the Subordinate Voting Shares have been treated as being reinvested into additional Subordinate Voting Shares on the payment date of each dividend.

(2)	The S&P/TSX Composite Total Return Index is a total return index, the calculation of which includes dividends and distributions reinvested.

As noted in the graph above, during the five year period noted, the total cumulative shareholder return for C$100 invested in Subordinate Voting Shares generally outperformed the S&P/TSX Composite Total Return Index. During the twelve month periods ended December 31, 2009 and December 31, 2012, respectively, the trend of the total cumulative shareholder return for Subordinate Voting Shares was comparatively flat or negative, and, during such time, Management and employees did not earn cash bonuses pursuant to FirstService's annual performance bonus plan and, in fiscal 2009, the Named Executive Officers did not receive any increase in their base salaries. However, in fiscal 2010, 2011 and 2013, the total cumulative shareholder return for C$100 invested in Subordinate Voting Shares outpaced or kept pace with the S&P/TSX Composite Total Return Index. In fiscal 2010, this was reflected in a 44% increase in adjusted diluted earnings per share for fiscal 2010 (US$1.61) over the prior year (US$1.12, having regard to a cost containment charges) and, consequently, an annual performance bonus was earned by each Named Executive Officer of FirstService in fiscal 2010. In fiscal 2011, this was reflected in a 12.4% increase in adjusted diluted earnings per share for fiscal 2011 (US$1.81) over the prior year (US$1.61), and consequently, an annual performance bonus was earned by each Named Executive Officer of FirstService in fiscal 2011. In fiscal 2013, this was reflected in a 30% increase in adjusted diluted earnings per share for fiscal 2013 (US$2.10) over the prior year (US$1.62), and consequently, an annual performance bonus was earned by each Named Executive Officer of FirstService in fiscal 2013. See "Compensation Discussion and Analysis – Base Salary" and "– Annual Bonus Incentive" above.

NORMAL COURSE ISSUER BID

Pursuant to a notice of intention to make a normal course issuer bid dated June 3, 2013, FirstService commenced a normal course issuer bid to purchase up to a maximum of 2,755,000 Subordinate Voting Shares, being approximately 10% of the "public float" of such class of shares as at June 3, 2013 (the "NCIB"). FirstService believes that the Subordinate Voting Shares may from time to time trade in a price range that does not adequately reflect the value of such shares in relation to the business of FirstService and its future business prospects and that purchases of Subordinate Voting Shares pursuant to the NCIB will enhance shareholder value and represent an attractive investment to FirstService. Purchases pursuant to the NCIB may occur on the TSX and NASDAQ between June 7, 2013 and June 6, 2014 at prices not exceeding the market price of the Subordinate Voting Shares at the time of acquisition. The actual number of Subordinate Voting Shares which may be purchased pursuant to the NCIB and the timing of any such purchases is determined by senior management of FirstService. Daily purchases under the NCIB are limited to 12,292 Subordinate Voting Shares other than as permitted by the TSX and/or NASDAQ (including block purchases). FirstService purchased 385,600 Subordinate Voting Shares (at an average price of US$37.74 per share) on the TSX under the current or prior NCIB during fiscal 2013.

The purchase price for Subordinate Voting Shares purchased by FirstService under the NCIB, if any, will be paid in cash on delivery of the shares. FirstService intends to finance any purchase of Subordinate Voting Shares under the NCIB from its working capital. Subordinate Voting Shares purchased by FirstService under the NCIB will be cancelled. Shareholders can obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid filed with regulators by FirstService in relation to the NCIB by requesting a copy in writing from FirstService at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4.

INDEBTEDNESS OF DIRECTORS AND
EXECUTIVE OFFICERS UNDER SECURITIES PURCHASE AND OTHER PROGRAMS

The following table sets out certain information regarding the aggregate indebtedness owing to FirstService or its subsidiaries which is outstanding as at the date hereof by all executive officers, directors, employees and former executive officers directors and employees of FirstService and its subsidiaries:

AGGREGATE INDEBTEDNESS (US$)
Purpose	To FirstService or its Subsidiaries(1)	To Another Entity
Share Purchases	$683,946	–
Other(2)	$4,012,283	–
___________
Notes:
(1)
All indebtedness noted is owing to subsidiaries of FirstService from directors and employees of subsidiaries of FirstService. Amounts noted relating to share purchases are in connection with acquisitions of shares of a subsidiary of FirstService. No individual who is, or at any time during the fiscal year ended December 31, 2013 was, a director or executive officer of FirstService, a proposed nominee for election as a director of FirstService or an associate of any such director, executive officer or proposed nominee is indebted to FirstService or any of its subsidiaries in respect of a security purchase program or otherwise.

(2)
Of the amount noted, US$4,012,283 reflects the aggregate indebtedness owed to FirstService's subsidiaries entered into in connection with the purchase of securities from all subsidiary executive officers, directors, employees and former executive officers, directors and employees

Other than as set out above, as at the date hereof, there was no other indebtedness owed to FirstService or any of its subsidiaries from executive officers, directors, employees and former executive officers, directors and employees of FirstService or any of its subsidiaries (or to another entity as a result of the indebtedness being subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by FirstService or any of its subsidiaries).

Since 1999, FirstService has had a policy to prohibit any new loans to its directors or executive officers.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The audited consolidated financial statements of FirstService for the fiscal year ended December 31, 2013 and the report of the auditors' thereon will be presented to the Meeting. No vote by the shareholders with respect thereto is required. If any shareholders have questions regarding such financial statements, the questions may be brought forward at the Meeting.

The audited consolidated financial statements of FirstService for the fiscal year ended December 31, 2013 and the report of the auditors' thereon and management's discussion and analysis relating thereto are included in the 2013 Annual Report of FirstService sent to shareholders.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, are the independent auditors of FirstService and have served as its auditors since May 23, 1995. Management recommends that shareholders reappoint PricewaterhouseCoopers LLP as the auditors of FirstService to hold office until the close of the next annual meeting of the shareholders, and to authorize the Board to fix the remuneration of the auditors. It is intended that the persons named in the accompanying form of proxy (provided the same is duly executed in their favour and is duly deposited), unless their authority to do so has been withheld, will vote the shares represented thereby in favour of appointing PricewaterhouseCoopers LLP as the auditors of FirstService and authorizing the directors of FirstService to fix their remuneration.

From time to time, PricewaterhouseCoopers LLP also provides non-audit services to FirstService and its subsidiaries. The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining PricewaterhouseCoopers LLP's independence and has concluded that it is. Total fees paid to PricewaterhouseCoopers LLP in fiscal 2013 were approximately US$2,606,200. Of such amount, US$2,188,600 related to audit fees (being fees billed by FirstService's external auditor for audit services, including subsidiary audits), US$53,400 related to audit-related fees (being fees billed for statutory audits or assurance and related services by FirstService's external auditor that are reasonably related to the performance of the audit or review of FirstService's financial statements and are not reported under audit fees), US$360,200 related to tax fees (being the fees billed for professional services rendered by FirstService's external auditor for tax compliance, tax advice and tax planning) and US$4,000 related to all other fees (being fees for licensing and subscriptions to accounting and tax research tools). In addition, US$127,200 in administration and out-of-pocket expenses were reimbursed in fiscal 2013 to PricewaterhouseCoopers LLP. For more information on the Audit Committee, consult the Annual Information Form of FirstService for the year ended December 31, 2013 available at www.sedar.com.

Election of Directors

The Board currently consists of eight directors. Pursuant to the articles of FirstService, the number of directors to be elected by the shareholders shall be a minimum of one and a maximum of twenty. The Board proposes to nominate the eight individuals named in the following tables for election by the shareholders at the Meeting as directors of FirstService. Each director elected will hold office until the next annual meeting of FirstService, or until his successor is duly elected or appointed, unless: (i) his office is earlier vacated in accordance with the articles and by-laws of FirstService; or (ii) he becomes disqualified to act as a director. All of the nominees are currently directors of FirstService other than Frederick F. Reichheld. Frederick F. Reichheld is a new director nominee and Steven S. Rogers is not standing for re-election as a director at the Meeting.

Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the shares represented thereby in favour of electing as directors the nominees named below. In case any of the following nominees should become unavailable for election for any reason, unless provided to the contrary, the persons named in the accompanying form of proxy will vote the shares represented thereby in favour of electing the remaining nominees and such other substitute nominees as a majority of the directors of FirstService may designate in such event.

FirstService has adopted a policy for non-contested meetings whereby shareholders vote separately for each director nominee and any nominee for election as a director for whom the number of votes withheld exceeds the number of votes cast in his or her favour at an annual (or annual and special) meeting of shareholders will be deemed not to have received the support of shareholders, even if he or she is elected. A director elected in such circumstances must immediately tender his or her resignation to the Governance Committee, and the committee will submit a recommendation to the Board. Within 90 days of receiving the final voting results, the Board will issue a press release announcing the resignation of the director or explaining the reasons justifying its decision not to accept such resignation.

The following information is submitted with respect to the individuals proposed to be nominated for election as directors at the Meeting:

David R. Beatty, c.m., o.b.e. Ontario, Canada Age: 72
Mr. Beatty is currently the Chairman and Chief Executive Officer of Beatinvest Limited (an investment company), Director of the Clarkson Centre for Business Ethics and Board Effectiveness and Adjunct Professor of Strategic Management at The Rotman School of Management, University of Toronto. Mr. Beatty was previously the founding Managing Director of the Canadian Coalition for Good Governance, founding Chairman of Orogen Minerals Limited, Chairman and Chief Executive Officer of Old Canada Investment Corporation Limited and President of Weston Foods. Mr. Beatty is Honorary Consul to Canada for the Government of Papua New Guinea and in 1993 was awarded the O.B.E. In 2013, he was awarded the Order of Canada for his work in corporate governance. A graduate in economics from the University of Toronto (Trinity College), he was a Nuffield Scholar at the University of Cambridge (Queens' College) where he obtained an M.A. in Economics.

Director Since: May 15, 2001

Independent
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(2)
Areas of Expertise:	Board Audit Compensation Governance (Chair)	4 of 5 2 of 5 3 of 3 2 of 2	80% 40% 100% 100%	Subordinate Voting Shares Total Value of Securities(9)	74,460 US$3,205,354
• Governance	Options Held(10)
• Compensation	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
• Public Policy	Feb. 17, 2012	Feb. 17, 2017	5,000	US$31.86	5,000	US$55,940
• Real Estate	Feb. 15, 2013	Feb. 15, 2018	5,000	US$31.03	5,000	US$60,090
• Management	Public Board Memberships During the Last Five Years
	Walter Energy, Inc. Inmet Mining Corporation (Chair: 2009 – 2013) Bank of Montreal				2010 – Present 2003 – 2013 1992 – 2012

Brendan Calder Ontario, Canada Age: 67
Mr. Calder has been an Adjunct Professor and an Entrepreneur in Residence at the Rotman School of Management, University of Toronto since 2001 (currently conducting the MBA course, GettingItDone), is Chair of Rotman's Desautels Centre for Integrative Thinking, the founding Chair of the Rotman International Centre for Pension Management and a Senior Fellow at Massey College. Mr. Calder was with CIBC Mortgages, Inc. and served as that company's Chair, President and CEO from 1995 to 2000. Mr. Calder is also past Chair of the Peter F. Drucker Canadian Foundation and The Toronto International Film Festival Group and was a director of the public entities listed below. He is a director of the WSIB and a director of EllisDon Corporation. Mr. Calder holds a Bachelor of Mathematics degree from the University of Waterloo and attended the Advance Management Program at Harvard University. Mr. Calder is an Institute of Corporate Directors certified director (ICD.D).

Director Since: June 14, 1996

Independent
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(3)
	Board Compensation (Chair) Governance	5 of 5 3 of 3 2 of 2	100% 100% 100%	Subordinate Voting Shares Total Value of Securities(9)	19,033 US$819,333
Areas of Expertise:	Options Held(10)
• Governance	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
• Finance	Feb. 17, 2012	Feb. 17, 2017	5,000	US$31.86	5,000	US$55,940
• Management	Feb. 15, 2013	Feb. 15, 2018	5,000	US$31.03	5,000	US$60,090
Public Board Memberships During the Last Five Years
	Coventree Inc. (Chair: 2007 – 2011) ClearPoint Business Resources, Inc.				2005 – 2011 2005 – 2010

Peter F. Cohen Ontario, Canada Age: 61
Mr. Cohen is a Chartered Accountant and a former partner in an audit practice of a public accounting firm. Mr. Cohen is currently the Chair of the Board of FirstService and President and Chief Executive Officer of the Dawsco Group, a private real estate and investment company owned by Mr. Cohen and his family. Mr. Cohen was a co-founder and Chairman and Chief Executive Officer of Centrefund Realty Corporation, a publicly traded shopping center investment company until August 2000 when control of the company was sold.

Director Since: March 30, 1990
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(4)
Chair of the Board Since: May 2005	Board (Chair) Audit Governance	5 of 5 5 of 5 2 of 2	100% 100% 100%	Subordinate Voting Shares Total Value of Securities(9)	205,000 US$8,824,840
Independent	Options Held(10)
Areas of Expertise:	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
• Governance	Feb. 17, 2012	Feb. 17, 2017	5,000	US$31.86	5,000	US$55,940
• Real Estate	Feb. 15, 2013	Feb. 15, 2018	5,000	US$31.03	5,000	US$60,090
• Accounting	Public Board Memberships During the Last Five Years
• Management	None

Michael D. Harris, icd.d Ontario, Canada Age: 69
Mr. Harris was elected the twenty-second Premier of the Province of Ontario on June 8, 1995 and then re-elected in 1999, at the time making him the first Ontario Premier in over 30 years to form a second consecutive majority government. After leaving office in April 2002, Mr. Harris joined the law firm of Goodmans LLP as a Consultant and Senior Business Advisor until February 28, 2010. On March 1, 2010, Mr. Harris joined Cassels Brock & Blackwell LP as Senior Business Advisor until September 15, 2013. On September 16, 2013, Mr. Harris joined Fasken Martineau DuMoulin LLP as Senior Business Advisor. Mr. Harris is President of his own consulting firm, Steane Consulting Ltd., and, in this capacity, acts as a consultant to various Canadian companies. Mr. Harris also serves as a director on several corporate public company boards listed below as well as the boards of Tim Horton Children's Foundation and the Luminato Festival. Mr. Harris is the Honorary Chair of the North Bay District Hospital Capital Campaign and the Nipissing University and Canadore College Capital Campaign. Mr. Harris is also a Senior Fellow with the Fraser Institute, a leading Canadian economic, social research and education organization, and an Institute of Corporate Directors certified director (ICD.D).

Director Since: June 26, 2006

Independent
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(6)
	Board Compensation	5 of 5 3 of 3	100% 100%	Subordinate Voting Shares	14,889
Areas of Expertise:				Total Value of Securities(9)	US$640,942
• Governance	Options Held(10)
• Public Policy	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 17, 2012	Feb. 17, 2017	5,000	US$31.86	5,000	US$55,940
	Feb. 15, 2013	Feb. 15, 2018	5,000	US$31.03	5,000	US$60,090
	Public Board Memberships During the Last Five Years
	Canaccord Genuity Group Inc. Chartwell Retirement Residences Route1 Inc. Element Financial Corporation Magna International Inc. Augen Capital Corp. EnGlobe Corp.				2004 – Present 2003 – Present 2009 – Present 2011 – Present 2003 – 2012 2008 – 2010 2004 – 2011

Bernard I. Ghert, c.m. Ontario, Canada Age: 74
Mr. Ghert was previously President and Chief Executive Office of the Cadillac Fairview Corporation Limited from 1981 to 1987 and President of Stelworth Investments Inc. from 1987 to 1992. Mr. Ghert has been a director of many organizations in the private and public sectors, including Cadillac Fairview, Stelworth, CT Financial and Canada Trust, Wellington Insurance and the Canada Deposit Insurance Corporation. Mr. Ghert has served as Director of the Managers of several Middlefield Funds, President of the Canadian Institute of Public Real Estate Companies and was a former member of the Advisory Board of the Office of the Superintendent of Financial Institutions. Mr. Ghert currently is Chairman of the Independent Review Committee of Middlefield Fund Management Limited, President of the B.I. Ghert Family Foundation, President of Coppi Holdings Ltd. and Past Chair of the Mount Sinai Hospital Board of Directors.

Director Since: June 23, 2004

Independent
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(5)
	Board Audit (Chair)	5 of 5 5 of 5	100% 100%	Subordinate Voting Shares	24,679
Areas of Expertise:				Total Value of Securities(9)	US$1,062,382
• Governance	Options Held(10)
• Finance	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
• Real Estate	Feb. 17, 2012	Feb. 17, 2017	5,000	US$31.86	5,000	US$55,940
	Feb. 15, 2013	Feb. 15, 2018	5,000	US$31.03	5,000	US$60,090
	Public Board Memberships During the Last Five Years

MRF 2006 II Resource Limited Partnership
Chairman of the Independent Review Committee of Middlefield Fund Management Limited, as General Partner of the following:
Resource Funds: MRF 2008 Resource Limited Partnership (2008 to 2010), MRF 2009 Resource Limited Partnership (2009 to 2011), Discovery 2008 Flow-Through Limited Partnership (2008 to 2010) and Discovery 2009 Flow-Through Limited Partnership (2009 to present)
Chairman of the Independent Review Committee of Middlefield Limited, as Manager of the following (as of December 1, 2009, except where noted):
TSX-Listed Funds: ACTIVEnergy Income Fund (as of September 25, 2009), COMPASS Income Fund, INDEXPLUS Income Fund, MINT Income Fund, Middlefield Tactical Energy Corporation (formerly, OilSands Canada Corporation), Uranium Focused Energy Fund, YIELDPLUS Income Fund, Pathfinder Convertible Debenture Fund (as of December 21, 2009), Convertible Debenture Trust (as of December 21, 2009), GMIncome & Growth Fund (as of October 20, 2010) and INDEXPLUS Dividend Fund (as of February 18, 2011)
Resource Funds: MRF 2010 Resource Limited Partnership (as of December 11, 2009), Discovery 2010 Flow-Through Limited Partnership (as of March 3, 2010) and MRF 2011 Resource Limited Partnership (as of December 10, 2010)
Middlefield Mutual Funds Limited (a mutual fund corporation comprising a number of outstanding classes of mutual funds)
					2007 – 2009 2007 – Present

Jay S. Hennick Ontario, Canada Age: 57
Mr. Hennick is the founder and Chief Executive Officer of FirstService. Mr. Hennick is a lawyer and was a partner with a prominent Toronto based law firm prior to taking up his full-time position with FirstService in 1995. In 1998, Mr. Hennick was awarded Canada's Entrepreneur of the Year and named Canada's CEO of the Year in 2001 by Canadian Business Magazine. Mr. Hennick is the Chair of the Board of Directors of The Mount Sinai Hospital and Immediate Past-Chair of the Mt. Sinai Hospital Foundation Board of Directors. In addition, Mr. Hennick has endowed the Jay S. Hennick LL.B. – MBA Program at the Faculty of Law and School of Management at the University of Ottawa Law School, his alma mater, and The Hennick Centre for Business and Law at Osgoode Hall Law School and the Schulich School of Business, York University. Mr. Hennick was Chairman of the Board until May 2005 (when this position was taken up by Peter F. Cohen) and President of FirstService until October 2005 (when this position was taken up by D. Scott Patterson).

Director Since: May 30, 1988

Non-Independent
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(7)
	Board	5 of 5	100%	Subordinate Voting Shares Multiple Voting Shares	2,273,526 1,325,694
Areas of Expertise:				Total Value of Securities(9)	US$154,939,223
• Management	Options Held
• Real Estate • Finance	None. Mr. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract".
Public Board Memberships During the Last Five Years
None.

Frederick F. Reichheld Massachusetts, USA Age: 62
Since 1977, Mr. Reichheld has been employed at Bain & Company, Inc., a global business consulting firm, and was elected to the partnership at Bain in 1982. Mr. Reichheld is the creator of the Net Promoter® system of management and founded Bain's Loyalty practice, which helps clients achieve superior results through improvements in customer, employee, partner and investor loyalty and has also served in a variety of other roles, including as a member of Bain & Company's Worldwide Management, Nominating, and Compensation Committees. In January 1999, he was elected by the firm to become the first Bain Fellow. Mr. Reichheld is a frequent speaker to major business forums and groups of CEOs and senior executives worldwide and has authored several books, including The Loyalty Effect: The Hidden Force Behind Growth, Profits, and Lasting Value (Harvard Business School Press, 1996), The Loyalty Rules!: How Today’s Leaders Build Lasting Relationships (Harvard Business School Press 2003), The Ultimate Question (Harvard Business School Press, 2006) and The Ultimate Question 2.0 (Harvard Business School Press 2011). Mr. Reichheld received his BA from Harvard College and his MBA from Harvard Business School.

Director Since: N/A Independent
Areas of Expertise: •Consulting/Professional Services •Competitive Strategy
•Service Quality	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)
•Customer and Employee Loyalty	N/A	N/A	N/A	Subordinate Voting Shares	Nil
				Total Value of Securities(9)	Nil
Options Held
None.
Public Board Memberships During the Last Five Years
	Rackspace Hosting, Inc.			2008 – Present

Michael Stein Ontario, Canada Age: 62
Mr. Stein is the founder, Chairman and CEO of the MPI Group, a property development and investment group with a track record in incubating, investing in, and managing successful companies. Between 1978 and 1987, Mr. Stein held progressively senior positions with the Mortgage Insurance Company of Canada, ultimately holding the position of Executive Vice-President responsible for operations. Mr. Stein is a founder of CAP REIT, Canada's first TSX listed apartment REIT, where he continues to serve as chairman. He is a director of City Financial Investment Company Limited, a United Kingdom FCA regulated asset management company. He currently serves as a director of McEwen Mining Inc. (NYSE/TSX) and previously served as a director of Goldcorp Inc. Mr. Stein is a graduate engineer and has an MBA in finance and international business from Columbia University.

Director Since: December 12, 2013
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(8)
Independent	Board	1 of 1	100%	Subordinate Voting Shares	10,000
Areas of Expertise:				Total Value of Securities(9)	US$430,480
• Real Estate	Options Held(10)
• Management	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
• Human Resources	Dec. 12, 2013	Dec. 12, 2018	5,000	US$40.66	5,000	US$11,940
• Governance	Public Board Memberships During the Last Five Years
• Finance • Capital Markets	Canadian Apartment Properties REIT (Chair) McEwan Mining Inc. Minera Andes Inc. Goldcorp Inc.				1997 – Present 2012 – Present 2009 – 2012 2000 – 2006
___________
Notes:
(1)
Securities relates to Subordinate Voting Shares and Multiple Voting Shares. See "Authorized Capital, Outstanding Shares and Principal Holders Thereof". The information contained herein as to securities beneficially owned, or controlled or directed, directly or indirectly is based upon information furnished to FirstService by the respective director nominees.

(2)	Mr. Beatty owns all of the shares listed directly other than 5,560 Subordinate Voting Shares, which are owned by Beatinvest Limited, which Mr. Beatty controls or directs.
(3)	16,659 Subordinate Voting Shares are held in a registered retirement savings plan of which Mr. Calder is the annuitant. Mr. Calder owns the remainder of the shares listed directly.
(4)
The Dawsco Group, which Mr. Cohen controls or directs, owns 125,000 Subordinate Voting Shares. The Ricky and Peter Cohen Family Foundation, an entity which Mr. Cohen controls or directs, is the holder of 60,000 Subordinate Voting Shares. Mr. Cohen owns the remainder of the shares listed directly.

(5)
1306159 Ontario Limited, a corporation which Mr. Ghert controls or directs, is the direct holder of 888 Subordinate Voting Shares. The B.I. Ghert Family Foundation, an entity which Mr. Ghert controls or directs, is the direct holder of 2,300 Subordinate Voting Shares. Mr. Ghert owns 777 Subordinate Voting Shares in a life income fund. The remainder of the shares listed are directly owned by Mr. Ghert.

(6)	Steane Consulting Limited, a corporation which Mr. Harris controls or directs, is the holder of 4,889 Subordinate Voting Shares. Mr. Harris owns the remainder of the shares listed directly.
(7)
Beneficially owns, or controls or directs, directly or indirectly, Subordinate Voting Shares and Multiple Voting Shares as described under "Authorized Capital, Outstanding Shares and Principal Holders Thereof". Henset Capital Inc., an entity which Mr. Hennick controls or directs, is the holder of 2,273,491 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. Mr. Hennick owns 35 Subordinate Voting Shares directly. Mr. Hennick also has rights under the Arrangement. See "Executive Compensation – Management Contract".

(8)	Mr. Stein owns all of the shares listed directly. Mr. Stein became a director of FirstService on December 12, 2013 and a member of the Audit Committee on February 11, 2014.
(9)	Determined using the closing price per Subordinate Voting Share on NASDAQ on December 31, 2013 of US$43.048.
(10)
The options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and the balance on the fourth anniversary of the grant date. Notwithstanding the foregoing, the vesting of the noted options held by each non-employee director is accelerated, such that they become immediately fully vested and exercisable, in the event that such director does not stand for re-election, resigns as a director or fails to be re-elected as a director, in each case, in circumstances where there is no wilful and substantial breach of such director's fiduciary duties or other legal obligations to FirstService. The expiration date is the fifth anniversary of the grant date. All options held by each non-employee director were awarded in lieu of receiving a portion of the annual director retainer for a period of one year. See "Executive Compensation – Compensation of Directors". The value of the options was determined using the closing price of the Subordinate Voting Shares on NASDAQ on December 31, 2013 of US$43.048 less the exercise price of the applicable stock options.

Following the Meeting, FirstService will issue a news release disclosing the detailed results of the vote for the election of directors in accordance with the rules of the TSX.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the knowledge of FirstService and based upon information provided to it by the proposed directors for election to the Board, none of the proposed directors:

(a)
is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including FirstService) that: (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including FirstService) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

except for: (i) David R. Beatty who was a director of Thistle Mining Inc. ("Thistle") when Thistle announced on December 21, 2004 that it intended to undertake a restructuring under the Companies' Creditors Arrangement Act. While Thistle completed the restructuring on June 30, 2005, its common shares were suspended from trading on the Alternative Investment Market from June 30, 2005 to July 13, 2005 and its common shares were suspended from trading on the TSX on December 31, 2004 due to the restructuring until Thistle delisted in February 2006. Mr. Beatty is no longer a director of Thistle; (ii) Michael D. Harris who (A) was a director of Grant Forest Products Inc., an Ontario corporation, which, among others, filed for and obtained protection under the Companies' Creditors Arrangement Act on June 25, 2009 and (B) was a director of Naturade, Inc., a company publicly traded in the United States, from December 2005 until August 2006, which company, within a year after Mr. Harris' resignation as a director, filed for reorganization under Chapter 11 of the US Bankruptcy Code; and (iii) Brendan Calder, who was a director of Coventree Inc. ("Coventree"). In 2009, staff of the Ontario Securities Commission ("OSC") commenced proceedings against Coventree with respect to alleged breaches of Ontario securities laws relating to Coventree's continuous disclosure obligations. In September 2011, the OSC released its decision and concluded that Coventree breached sections 75(1) and 75(2) of the Securities Act (Ontario). In a decision released on November 9, 2011, the OSC ordered Coventree to pay an administrative penalty of $1 million and $250,000 of OSC costs. The OSC also ordered that trading in any securities by Coventree cease and that any Ontario securities law exemptions not apply to Coventree until its winding up is completed, provided that these orders will not prevent the winding up of Coventree or trades in securities reasonably related to that winding up. Mr. Calder was a director of Coventree in 2007 during the period of time to which the OSC proceedings relate, however no proceedings were brought against Mr. Calder in his individual capacity with respect to these matters. Mr. Calder is no longer a director of Coventree.

Amendment to the Option Plan

The Option Plan, as previously approved by FirstService shareholders, provides that the aggregate number of Subordinate Voting Shares that can be issued upon exercise of options granted thereunder will not exceed 3,600,000 Subordinate Voting Shares. Of the 3,600,000 Subordinate Voting Shares authorized for issuance, 3,301,750 have been previously allocated, exercised or otherwise terminated as of February 28, 2013. See "Executive Compensation – Incentive Award Plans of FirstService – FirstService Stock Option Plan" for a complete description of the Option Plan.

FirstService proposes to, and the Board has approved (subject to receiving shareholder approval at the Meeting) an, increase the total number of Subordinate Voting Shares reserved for issuance pursuant to the Option Plan by 1,000,000 Subordinate Voting Shares, to 4,600,000 Subordinate Voting Shares. The increase in the number of Subordinate Voting Shares issuable upon exercise of options under the Option Plan is intended to replenish the number of options available as a result of previous allocations and exercises of options.

In order to be competitive, particularly in the United States where FirstService competes, it must make available to employees and officers long-term incentives in the form of stock options. With the adoption of the proposed amendment to the Option Plan, FirstService is asking shareholders to authorize it to grant additional stock options exercisable for a further 1,000,000 Subordinate Voting Shares in this regard.

If the proposed amendment to the Option Plan is approved and if all of such new options thereunder were granted, vested and exercised, the 1,000,000 Subordinate Voting Shares would represent 2.8% of the Common Shares outstanding as at the date hereof. Such amount, together with the 1,840,350 Subordinate Voting Shares remaining reserved for issuance pursuant to issued and unissued options under the Option Plan, would represent approximately 7.9% of the Common Shares outstanding as at the date hereof.

Based upon: (i) the fact that a significant number of employees and officers of FirstService and its subsidiaries have historically participated in the option plans of FirstService; (ii) the discipline that FirstService exercises in issuing additional shares to avoid diluting existing shareholders; and (iii) the five year vesting period FirstService intends to impose on all option grants under the Option Plan, Management recommends that shareholders vote in favour of approving the proposed amendment to the Option Plan. Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the shares represented thereby in favour of approving the proposed amendment to the Option Plan.

Pursuant to the policies of the TSX, the proposed amendment to the Option Plan must be approved by a majority of the votes cast in person or by proxy at the Meeting. At the Meeting, FirstService shareholders will be asked to approve the proposed amendment to the Option Plan by passing an ordinary resolution in the following form:

BE IT RESOLVED THAT:

1.
The amendment to the FirstService Stock Option Plan, as amended, to increase the maximum number of Subordinate Voting Shares reserved for issuance pursuant to the exercise of stock options granted thereunder by an additional 1,000,000, together with any required consequential amendments, be approved.

2.
Any one director or officer of FirstService be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise indicated in this Circular, no person who has been a director or executive officer of FirstService at any time since the beginning of FirstService's last financial year, no proposed nominee for election as a director of FirstService, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INSURANCE

FirstService holds a directors' and officers' liability insurance policy (the "Policy") which is designed to protect FirstService and its directors and officers against any legal action which may arise as a result of wrongful acts on the part of directors and/or officers of FirstService. The Policy is written for limits of US$55,000,000 subject to a corporate deductible of US$500,000 on securities claims and US$250,000 on all other claims. In respect of the fiscal year ended December 31, 2013, the cost to FirstService in maintaining the Policy was US$498,645.

ADDITIONAL INFORMATION

Additional information relating to FirstService is available on SEDAR at www.sedar.com. Financial information is being provided in FirstService's comparative financial statements for the financial year ended December 31, 2013 and the related management's discussion and analysis. A copy of the following documents may be obtained, without charge, upon request to the Chief Financial Officer of FirstService at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4, Phone (416) 960-9500, Fax: (416) 960-5333: (a) the latest Annual Information Form of FirstService together with any document, or the pertinent pages of any document, incorporated by reference therein; (b) the comparative financial statements of FirstService for the financial year ended December 31, 2013 together with the accompanying report of the auditors thereon, any interim financial statements of FirstService for periods subsequent to December 31, 2013 and the related management's discussion and analysis therefor; and (c) this Circular.

CONTACTING THE BOARD

Shareholders, employees and other interested parties may communicate directly with the Board through the Chair of the Board by writing to:

Chair of the Board FirstService Corporation 1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

GENERAL

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if matters not now known to management should come before the Meeting, shares represented by proxies solicited by Management will be voted on each such matter in accordance with the best judgement of the nominees voting same. The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board.

By Order of the Board

DOUGLAS G. COOKE
February 28, 2014	Corporate Secretary